U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 4 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                               2U ONLINE.COM, INC.
                               -------------------
             (Exact name of registrant as specified in its charter)


DELAWARE                                                             52-2132622
--------                                                             ----------
(State or other jurisdiction                                  (I.R.S. Employer
of incorporation or organization)                            Identification No.)


1288 Alberni Street, Suite 806, Vancouver, British Columbia, Canada      V6E 4N5
-------------------------------------------------------------------   ----------
(Address of registrant's principal executive offices)                 (Zip Code)


                                  604.664.0484
                                  ------------
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

   Title of Each Class                           Name of Each Exchange on which
   to be so Registered:                          Each Class is to be Registered:
   --------------------                          -------------------------------

         None                                               None
         ----                                               ----

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.0001
------------------------------
(Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010



                                  Page 1 of 26
                      Exhibit Index is specified on Page 24

                              2U ONLINE.COM, INC.,
                             a Delaware corporation

        Index to Amendment No. 4 to Registration Statement on Form 10-SB

Item Number and Caption                                                 Page
-----------------------                                                 ----

1.  Description of Business                                               3

2.  Description of Property                                               8

3.  Legal Proceedings                                                     8

4.  Reports to Security Holders                                           9

5.  Market Price of and Dividends on the Registrant's Common Equity
    and Related Stockholder Matters                                       9

6.  Description of Securities                                             9

7.  Management's Discussion and Analysis of Financial Condition and
    Results of Operations                                                10

8.  Changes in and Disagreements with Accountants                        12

9.  Directors, Executive Officers, Promoters and Control Persons         12

10. Executive Compensation - Remuneration of Directors and Officers      14

11. Security Ownership of Certain Beneficial Owners and Management       15

12. Certain Relationships and Related Transactions                       15

13. Recent Sales of Unregistered Securities                              17

14. Indemnification of Directors and Officers                            22

PART F/S

         Index to Financial Statements                                   23
         Financial Statements                                   F-1 through F-10

PART II

         Index to Exhibits                                               24
         Exhibits                                               E-1 through E-78

         Signatures                                                      26

                                    SECTION I

ITEM 1.  DESCRIPTION OF BUSINESS.
--------------------------------

         Part I.          Historical Background.
         ---------------------------------------

2U Online.com, Inc., formerly Power Direct, Inc. (the "Company"), was incorporated in the State of Delaware on September 13, 1993, and we maintain our principal executive offices at 1288 Alberni Street, Suite 806, Vancouver, British Columbia V6E 4N5. Our offices in the United States are located at 4291 Meridian Street, Suite 29, Bellingham, Washington 98226.

We changed the Company's name from Power Direct, Inc., to 2U Online.com, Inc., and our trading symbol from "PWDR" to "TWOU" in order to reflect our name change and our decision to shift our focus from oil and gas production to Internet-related activities. Our symbol has since been changed to "TWOUE". On or about April 18, 2000, we were removed from the Over-the-Counter Bulletin Board ("OTCBB") for failure to comply with NASD Rule 6530 which requires any company listed on the OTCBB to be current in its public reporting obligations pursuant to the Securities and Exchange Act of 1934. We are currently listed on the Pink Sheets maintained by the NASD under the symbol "TWOU". We are filing this Amendment No. 4 to our Registration Statement on Form 10-SB in an attempt to be re-listed on the OTCBB.

For purposes of clarification, anytime that "US$" appears in this Registration Statement, it means the currency of the United States of America, unless otherwise stated. Anytime that "CDN$" appears, it means the currency of Canada, in Canadian dollars.

         Part II.          Historical Oil and Gas Development.
         ----------------------------------------------------

We were originally incorporated to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. We were inactive from September 13, 1993, through November 1998, when we began the process of identifying potential business interests, including, but not necessarily limited to, interests in oil and natural gas producing properties.

Our initial focus was on the development of oil and natural gas properties. In this regard, we purchased interests in two properties; one in the United States and one in Canada. In or around December 1999, we decided to review the focus of our business, primarily the direction we would take with our various oil and gas projects. We decided that maintaining interests in oil and gas producing properties should no longer be our focus. Due to the growth of the Internet, we decided to pursue Internet-related activities. We determined that Internet-related activities would provide a positive revenue stream sooner than oil and gas producing activities.

         The United States - LAK Ranch Oil Project in Wyoming.
         ----------------------------------------------------

On January 15, 1999, we entered into a letter of intent with Rising Phoenix Development Group Ltd., a Canadian corporation, located in Vancouver, British Columbia, Canada ("Rising Phoenix"), to acquire all the assets of Rising Phoenix, including that company's interest in the oil and natural gas rights on 6,360 acres located in the Powder River Basin of eastern Wyoming (the "Wyoming Property"). Such interest included Rising Phoenix's interest in a Joint Venture Contract with Derek Resources Corporation ("Derek Resources"). Under the Joint Venture Agreement, Derek Resources and Rising Phoenix were to jointly operate the Wyoming Property. On or about November 15, 1999, we entered into a definitive asset purchase and sale agreement with Rising Phoenix (attached as an Exhibit to Amendment No. 3 to our Registration Statement on Form 10-SB) that memorializes the terms and conditions contained in the letter of intent.

The letter of intent required us to, among other things, pay Rising Phoenix Seventy-Five Thousand Dollars (US$75,000). We have paid Rising Phoenix the entire US$75,000.

The letter of intent also required us to issue 3,800,000 shares of our common stock to Rising Phoenix. We have issued those shares.

         Assignment of Working Interest - LAK Ranch.
        --------------------------------------------
On October 5, 2000, an "Assignment of Working Interest in Oil and Gas Lease" was filed in the Offices of County Clerk for Weston County, Wyoming, whereby Rising Phoenix's working interest in the Wyoming Property was transferred and assigned to us. The "Assignment of Working Interest" is attached hereto as an Exhibit.

       Sale of Working Interest & Re-Assignment of Working Interest - LAK Ranch.
       -------------------------------------------------------------------------
On September 20, 2000, we signed an "Asset Purchase and Sale Agreement" with ASDAR Group ("Asdar"), a Nevada corporation, whereby we sold all of our working interest in the Wyoming Property to Asdar for five million (5,000,000) shares of Asdar's $0.001 par value common stock. The Asset Purchase and Sale Agreement is attached hereto as an Exhibit.

On October 13, 2000, the "Assignment of Working Interest in Oil and Gas Lease" was filed in the Offices of County Clerk for Weston County, Wyoming, whereby our working interest in the Wyoming Property was transferred and assigned to Asdar and Asdar issued five million (5,000,000) shares of Asdar's common stock to us. At the time of the transaction with Asdar, Jack Sha was our President and director as well as an officer and director of Asdar. Mr. Klein, our current President and a member of our Board of Directors, is also a director of Asdar.

         Canada - The Alberta Methane Gas Project.
         ----------------------------------------
On January 26, 1999, we signed a letter of agreement with Vertizontal Energy Resources, Inc., formerly I.T.A. Enterprises, Inc. ("I.T.A."), a Canadian company, to acquire a 42% working interest in a natural gas project in west central Alberta (the "Alberta Property"). This letter of agreement requires us to provide 42% of the costs for the three-phase project, which are estimated in the letter of agreement to be Two Hundred Thousand Dollars (CDN$200,000). We advanced I.T.A. a total of US$42,793.00 toward costs on the Alberta Property project.

         Sale of the Alberta Methane Gas Project.
         ---------------------------------------
On November 30, 2000, we signed a "Petroleum, Natural Gas and General Rights Conveyance" Agreement with Allstar Energy Limited ("Allstar"), a Saskatchewan corporation, whereby we sold all of our interest in the Alberta Property to Allstar for CDN$80,000. Furthermore, we signed an "Assignment and Novation Agreement", whereby we assigned our working interest in the Alberta Property to Allstar. Our agreement with Allstar is attached to this Amendment No. 4 as an Exhibit.

         Part III.         The Proposed LANSource Acquisition .
         ------------------------------------------------------
On February 15, 1999, we signed a letter of intent to acquire and own up to a 51% ownership interest in LANSource Technologies, Inc., a Canadian company ("LANSource"). LANSource is a developer of fax and data communications software.

In order to purchase the first 12.5% ownership interest in LANSource, on March 1, 1999, we made a non-refundable deposit of Three Hundred Thousand Dollars (CDN$300,000).

The letter of intent contemplated that on March 31, 1999, we would enter into a formal Purchase and Sale Agreement with LANSource. The letter of intent stated that in the event that the parties, for whatever reason, were unable to finalize the Purchase and Sale Agreement by March 31, 1999, the whole transaction between us and LANSource would be considered null and void and LANSource would be entitled to retain all deposits.

Because of delays by LANSource in preparing the formal Purchase and Sale Agreement, a formal agreement was never finalized. On April 15, 1999, a Statement of Claim, on behalf of the Company as Plaintiff, was issued by the Ontario Court, General Division and served on LANSource as Defendant. Ultimately we settled the LANSource Litigation (For further details on the LANSource Litigation, refer to Item 3 of this Amendment No. 4).

         Part IV.          Credit Card Processing.
         -----------------------------------------
In or about December, 1999, we were approached by a number of clients looking for credit card processing series. Because we had decided to focus on our "Internet" activities, we agreed in late December of 1999, to utilize our merchant account, beginning in early January 2000, to generate revenue from credit card processing. We made an offer whereby we would charge a 15% to 20% transaction fee on all approved credit card transactions as well as a 15% reserve to accommodate any charge backs and to minimize the element of risk to any possible reversals. This 15% reserve is a 6-month revolving reserve whereby the first month reserves (total of reserves held from day 1 to day 30/31 inclusive) are paid out in 6 months plus 1 day.

Furthermore, all approved credit card transactions are totaled on a daily basis. These daily totals are accumulated for payment on a weekly basis. Payment for week one's approved credit card transactions are made on Friday of week four, a three-week hold back.

         Part V.           Our Licensing Agreement with Compte De Sierge.
         ----------------------------------------------------------------
On April 28, 1999, we entered into a licensing agreement ("Compte Agreement") with Compte De Sierge Accommodative Corp., a corporation incorporated in Panama City, Panama ("Compte De Sierge"). In developing its proprietary software, Compte De Sierge worked in association with a group of programmers doing business as E-Card. Pursuant to the Compte Agreement, we purchased a worldwide license to utilize and commercially exploit certain software systems and related proprietary technology relating to the operation of a greeting card business, hereinafter referred to as "Greeting Card Website". The licensed technology was developed and designed by Mr. Conrado Beckerman, a director of Compte De Sierge, and a team of programmers hired by Compte De Sierge. The Greeting Card Website has not produced any historical revenue upon which an estimate of potential revenue can be determined.

The Compte Agreement provides for three equal cash payments of CDN$100,000 to Compte De Sierge by us. The first payment of CDN$100,000.00 was made upon execution of the Compte Agreement. The second payment of CDN$100,000.00 was made upon completion of the first phase of beta testing of the software. The third payment was due upon completion of the second phase of testing. On August 16, 1999, with the completion of the second phase of testing, we requested that Compte De Sierge provide us with duplicate copies of all compact discs and files necessary for the operation of the Greeting Card Website. E-Card had custody and control of those items requested by us. On August 23, 1999, Compte De Sierge denied our request stating that a conflict among its programmers and E-Card prevented delivery of such items. This denial by Compte De Sierge effectively negated any and all contractual obligations we had to Compte De Sierge under the Compte Agreement. On August 30, 1999, we held a meeting with the principals of Compte De Sierge. At that meeting, Compte De Sierge agreed to discontinue any further association or involvement with E-Card. Compte De Sierge also agreed to:

      o assist us in retaining new programmers to complete the Greeting Card Website;
      o revise and amend the April 28, 1999 agreement to reflect the above change;
      o allow us to retain the final CDN$100,000.00 payment under the Compte Agreement; and
      o  change the title of the agreement to the "Proprietary Technology Usage
         - License Agreement".

The Compte Agreement also required us to issue 6,000,000 shares of our common stock in two separate issuance transactions, each of 3,000,000 shares. The first 3,000,000 was issued upon the signing of the Compte Agreement and the second 3,000,000 was issued upon the completion of the beta testing of the Greeting Card Website software.

Except for the contractual relationship between us and Compte De Sierge memorialized in the Compte Agreement, and the consulting services provided to us by Mr. Beckerman, there are no other affiliations or relationships between either us and Compte De Sierge or any of our subsidiaries and Compte De Sierge.

         Part VI.  Our Internet Activities.
         ---------------------------------
In addition to the Internet activities of our subsidiary (described below), we are currently developing our own websites aimed at the Far East markets. We will utilize programs such as Macromedia Generator, Custom Java Servlets and Microsoft SQL Server to develop our online presence. Our current project in development is a website which we anticipate will provide a comprehensive job finding and casting portal to be delivered over the Internet using Macromedia Flash content. We will be hosting this website from our Vancouver facilities.

         Part VII.        Universal Services Locator (URL) Purchase Agreements.
         ----------------------------------------------------------------------
A Universal Resources Locator ("URL") is the address of a page on the World Wide Web. Every web page has an URL that identifies it, and which provides enough information for a computer connected to the Internet to locate it.

         J&S Overseas Holdings.
         ---------------------
On July 15, 1999, we entered into a URL purchase agreement with J&S Overseas Holdings, of Grand Cayman, Cayman Islands ("J&S Overseas"), whereby we purchased from J&S Overseas three URL's registered as "SUPERSTAKES.COM", "SUPERCARDSTAKES.COM" and "CHINASTAKES.NET". In exchange for the three URL's, we paid J&S Overseas US$200,000 and issued J & S Overseas 1,000,000 warrants, each of which represents the right to purchase one share of our common stock at a price of US$0.25 per share. The warrants expire by their own terms 2 years from the date of issuance. We have met all of our financial obligations under the J&S Agreement and the warrants have been issued to J&S Overseas. J&S Overseas has transferred the three URL's to us. Except for the relationships described herein, there are no other relationships between us and J&S Overseas. Through November 30, 2000, J & S Overseas had exercised 860,000 of such warrants.

         Holm Investment Ltd.
         -------------------
On September 1, 1999, we entered into a URL purchase agreement with Holm Investment Ltd., a Canadian corporation ("Holm"), whereby we purchased from Holm, two URL's registered as "E-CARDLOTTO.NET" and "CARDLOTTO.NET". In exchange for the two URL's, we issued Holm 1,000,000 warrants to purchase our common stock at a purchase price of US$0.25 per share. The warrants are exercisable for a period of two years from the date of issuance. The 1,000,000 warrants have been issued to Holm and Holm has transferred the two URL's to us. Through November 30, 2000, Holm had exercised 790,000 of such warrants.

         May Joan Liu.
         ------------
On November 19, 1999, we entered into a URL purchase agreement with May Joan Liu ("MJLiu") whereby we purchased from MJLiu three URL's registered as "Thankyou2u.com", "Homeaccents2u.com" and "Necessities2u.com". In exchange for the three URL's, we issued MJLiu 650,000 shares of our common stock. The shares have been issued to MJLiu and MJLiu has transferred the three URL's to us.

         Cardtek.
         -------
On November 24, 1999, we entered into a URL purchase agreement with CardTek (International) Holdings Ltd., a Gibraltar corporation ("CTek"), whereby we purchased from CTek, four URL's registered as "Gaming2u.com", "Weddings2u.com", "Essentials2u.com" and "Theorient2u.com". In exchange for the four URL's, we issued CTek 800,000 shares of our common stock. The shares have been issued to CTek and CTek has transferred the four URL's to us.

         Richard Angelo Holmes.
         ---------------------
On November 25, 1999, we entered into a URL purchase agreement with Richard Angelo Holmes ("RAHolmes"), whereby we purchased from RAHolmes two URL's registered as "Things2u.com" and "Arrangements2u.com". In exchange for the two URL's, we agreed to issue RAHolmes 250,000 shares of our common stock. The shares have been issued to RAHolmes and RAHolmes has transferred the two URL's to us.

         Cybermall.
         ---------
On November 25, 1999, we entered into a URL purchase agreement with Cybermall Consulting Services Ltd., a Bahamian corporation ("Cybermall"), whereby we purchased from Cybermall, two URL's registered as "Website2u.com" and "Gourmet2u.com". In exchange for the two URL's, we issued Cybermall 500,000 shares of our common stock. The shares have been issued and Cybermall has transferred the four URL's to us.

         Part VIII.        Cardstakes.com, Inc. - Our Subsidiary.
         -------------------------------------------------------
On February 19, 1999, we caused PDTech.com, a Nevada corporation, to be formed as our subsidiary. On June 8, 1999, PDTech.com changed its name to CardStakes.com., Inc., ("CardStakes.com"). At the time CardStakes.com was incorporated, it was contemplated that founders would be issued founders shares in CardStakes.com in consideration for incorporating and initially financing CardStakes.com.

The Compte Agreement (described above) provides that we may grant sublicenses in the proprietary technology to third parties on terms agreeable to Compte De Sierge. On June 15, 1999, CardStakes.com became such a third party licensee.

Between June 15, 1999, and July 7, 1999, CardStakes.com issued 7,126,531 shares of its $.0001 par value common stock to us pursuant to a licensing agreement between us and CardStakes.com. Under the licensing agreement, Cardstakes.com purchased the right to utilize and exploit the technology necessary to sell greeting cards over the Internet (more particularly described in the Compte Agreement). On August 16, 1999, we issued to each of our shareholders entitled to receive dividends, one (1) share of CardStakes.com's common stock for every eight (8) shares of our common stock. We issued a total of 2,199,779 shares of CardStakes.com's common stock to our shareholders. On September 10, 1999, and in consideration for the removal of the anti-dilution provision from CardStakes.com's Articles of Incorporation (more particularly described in Item 12 of this Amendment No. 4), CardStakes.com issued an additional 2,000,000 shares of its common stock to us. Currently, we own a 59% interest in CardStakes.com. We valued the assets transferred to CardStakes.com at $1,470,000.00 based on our historical cost basis. Any and all assets acquired by CardStakes.com from us will be recorded in CardStakes.com's financial statements at our historical cost basis.

         The Greeting Card Industry.
         --------------------------
Based on our research, including, but not limited to, searching the Internet for similar operations, we believe that the Greeting Card Website maintained by CardStakes.com is the first Internet site to combine a greeting card and a scratch and win entry. CardStakes.com's cards feature special effects, animation, music, and custom design abilities. The cards at www.cardstakes.com can be sent free with or without a purchase while visiting any of the www.2uonline.com websites set up by us. Our websites offer products such as jewels, flowers, chocolates and original art. We anticipate that revenue will be generated from the sale of products at the www.2uonline.com websites.

According to information gathered by us from the website maintained by the Greeting Card Association ("GCA"), an organization representing card publishers and allied members of the greeting card industry, in 1998, the purchase of over 7 billion greeting cards by American consumers generated a total of $7.5 billion in United States retail sales. Also, according to the GCA, of the total greeting cards purchased annually, roughly half are seasonal and the remaining half are everyday cards.

On May 20, 1999, we commissioned the firm of Hall, Dickler, Kent, Freidman & Wood of New York, New York, to provide a legal opinion regarding the operation of the Internet greeting card scratch and win by our subsidiary, CardStakes.com. The opinion provided by Hall, Dickler, Kent, Freidman & Wood provided that the scratch and win activities proposed by CardStakes.com fall under the sweepstakes and promotions laws of the United States allowing residents of the United States to freely participate in sending and receiving CardStakes.com's electronic greeting card, while also enabling the recipient to play a scratch and win ticket for coupons and discounts. Hall, Dickler, Kent, Freidman & Wood concluded that the promotion conducted by CardStakes.com could be permissibly conducted in all United States jurisdictions.

         CardStakes.com's Electronic Greeting Card.
         -----------------------------------------
Customers of CardStakes.com can send animated, singing, speaking, personally customized, virtual cards over the Internet for free with or without a purchase from one of the 2uonline.com cybermall websites. The card contains a scratch and win ticket that offers discounts and/or coupons. The recipient has 30 days, from the date sent, to view and review his/her card as many times as they wish. After the initial 30 day period, the card will be deleted unless the recipient becomes a member of the Cardstakes.com website prior to the 30th day. Membership on the CardStakes.com website is free.

CardStakes.com's cards allow the sender a high level of interaction in the designing and viewing process. The user has the opportunity to send stock cards (from art deco, vogue, classic, Victorian, and cartoons to 3D animation) after choosing their own clip art and/or pictures to customize the greeting card. There is also the option of speak as you type audio capabilities allowing the sender to include his or her own voice with the card. For example, the card will say "Hi! John, thank you for a wonderful time, love, Susan White."

         Competition in the Greeting Card Industry.
         -----------------------------------------
Competition in the Internet greeting card industry is significant. Certain of CardStakes.com's competitors have more experience, seasoned management, name recognition, marketing capabilities and financial resources than CardStakes.com. CardStakes.com may also encounter increasing competition from new as well as existing Internet greeting card operations. CardStakes.com may also encounter indirect competition from companies selling greeting cards in the traditional storefront form. It is possible that increased competition could have a material adverse effect on CardStakes.com. Many of these competitors have greater financial and other resources, and more experience in the greeting card industry than Cardstakes.com. There can be no assurance that competitors have not or will not succeed in developing technologies that are more effective than any which that have been or are being developed by CardStakes.com or which would render the greeting card operations of CardStakes.com obsolete and non-competitive.

          Business Interruption; Reliance on Computer and
          Telecommunications Infrastructure.
          -----------------------------------------------
Our success and the success of our subsidiary will be dependent in large part on our continued investment in sophisticated telecommunications and computer systems and computer software. If funds are available, we anticipate making significant investments in the acquisition, development, and maintenance of such technologies in an effort to remain competitive. We anticipate that such expenditures will be necessary on an on-going basis. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product lifecycles, which requires us to anticipate technological developments. There can be no assurance that we will be successful in anticipating, managing or adopting such technological changes on a timely basis or that we will have the capital resources available to invest in new technologies. In addition, Internet related business is highly dependent on computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through physical damage or operating malfunction, could have a material adverse effect on our business.

         Part IX. Employees.
         ------------------
We currently have 4 part-time employees and 3 full-time employees. None of our employees are subject to any collective bargaining agreements. Each of our employees will be required, as a condition of employment, to execute an agreement not to disclose our trade secrets or other confidential information.

ITEM 2.  DESCRIPTION OF PROPERTY.
--------------------------------

Our Property.     As of the dates specified in the following table, we held
the following property in the following amounts:

====================== =================== ==================== =====================
Property               December 31, 1998   December 31, 1999    November 30, 2000
---------------------- ------------------- -------------------- ---------------------
Cash and equivalents   US$2,246.00         US$65,735.00         US$12,632.00
====================== =================== ==================== =====================

We define cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. We do not presently own any interests in real estate. We do not presently own any inventory or equipment.

The Company's Facilities. We do not own any real property. However, we do lease space from Holm Investments Ltd., a shareholder of the Company. We lease the space for a total of $2,050.00 a month. The term of the lease expires on August 1, 2003.

ITEM 3.  LEGAL PROCEEDINGS.
--------------------------
         LANSource Litigation.
         --------------------
On or about April 15, 1999, a Statement of Claim, on behalf of the Company as Plaintiff, was issued by the Ontario Court, General Division. Also on or about April 15, 1999, that Statement of Claim was served on Defendant LANSource. As described in Item 1, we entered into a letter agreement with LANSource whereby we were to purchase a 12.5% interest in LANSource with an option to purchase an additional 38.5% interest. A formal agreement was to be finalized on or before March 31, 1999. The letter agreement provided that in the event a formal agreement was not consummated by March 31, 1999, the letter agreement would be null and void and LANSource would be permitted to retain all deposits made by us. In our complaint, we alleged that LANSource agreed to draft the final agreement in an expeditious manner. We also alleged that counsel for LANSource did not produce an agreement for review by us until March 25, 1999. Moreover, we alleged that, prior to our receipt of the proposed final agreement from counsel for LANSource, the proposed agreement had not been read or approved by LANSource, the agreement was incomplete and in need of substantial revisions, and that LANSource failed and neglected to provide the essential information necessary for a meaningful review of the proposed final agreement. We alleged that the Company had been damaged in the amount of $1,000,000.

In December 1999, we reached an out-of-court settlement with LANSource. On December 23, 1999, LANSource paid us US$143,930.91 and we released LANSource from any further liability. Except for the payment of funds and the related releases, there were no other material terms. Except for the relationships described herein, there are no other affiliations between us and LANSource.

         Slayton Litigation.
         ------------------
On June 13, 2000, a Statement of Claim, on behalf of the Company as Plaintiff, was filed in District Court, Clark County, Nevada and served on James E Slayton, Carolyn Slayton, and Dianne Bennitt as co-defendants. Our lawsuit contained the following allegations: (i) First Cause of Action - Damages for Negligence; (ii) Second Cause of Action - Damages for Deceit; (iii) Third Cause of Action - Breach of Contract; (iv) Fourth Cause of Action - Fraud; and (v) Fifth Cause of Action - Negligent Misrepresentation of Fact. In the complaint, we alleged that Defendant's committed professional malpractice in that they negligently prepared our financial statements and failed to adequately respond to comments by the Securities and Exchange Commission. However, on or about May 4, 2001, we dismissed the lawsuit without prejudice, reserving our right to re-file when, and if, we feel it is appropriate.

         Credit Card Processing.
         ----------------------
Within the Section entitled "Credit Card Processing" appearing on page 4 of this Amendment No. 4, we discuss our credit card processing activities. We are currently pursuing payment of chargebacks from clients for which we performed credit card processing activities. If we are unable to recover the fees and costs due from such clients, we plan to pursue legal action to collect the sums we believe we are owed.

ITEM 4.  REPORTS TO SECURITY HOLDERS.
------------------------------------
Since our Registration Statement on Form 10-SB is effective, we are required to provide an annual report to our security holders, which includes audited financial statements, and quarterly reports, which contain unaudited financial statements. Concurrently with the filing of this Amendment No. 4 to our 10-SB, we intend to file our quarterly and annual reports which are now past due. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

ITEM 5.           MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
-------------------------------------------------------------------
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
                  -------------------------------------------------

We have approximately 34 shareholders, including CEDE & Co. which holds 53.1% of our issued and outstanding stock for what we estimate to be 1,500 shareholders.

ITEM 6.  Description of Securities.
----------------------------------

         Our Common Stock.
         ----------------
We are authorized to issue 100,000,000 shares of common stock with a $.0001 par value. Each share of common stock having equal rights and preferences, including voting privileges. The shares of our common stock constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. As of November 30, 2000, 31,597,500 shares of our common stock were issued and outstanding.

         Shareholders.
         ------------
The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors.

Holders of the shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.

         Dividends.
         ---------
The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of our Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to our common stock.

         Dividends - Shares of Cardstakes.com, Inc.'s Common Shares.
         ----------------------------------------------------------
As of November 30, 2000, there were 11,726,531 shares of the CardStakes.com's $.0001 par value common stock issued and outstanding, and we held 6,926,752 of such shares.

On August 16, 1999, we distributed 2,199,779 shares of CardStakes.com's common stock to our shareholders as dividends.

The shares of CardStakes.com's common stock were issued as dividends pursuant to the exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 4(2) of the Act promulgated by the Securities and Exchange Commission pursuant to Section 4(2).


ITEM 7.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
-------------------------------------------------------------------------
             AND RESULTS OF OPERATIONS.
             -------------------------

Liquidity and Capital Resources. At December 31, 1998, we had cash resources of US$2,246.00. At December 31, 1999, we had cash resources of US$65,735. At November 30, 2000, we had cash resources of US$12,632, total current assets of US$241,937 and total current liabilities of US$157,745. At November 30, 2000, total current assets exceeded total current liabilities by US$84,192. The cash and equivalents constitute our present internal sources of liquidity. We have two distinct external sources of liquidity:

o        the sale of our capital stock, and
o        the revenue generated through credit card processing.

Results of Operations. We have not yet realized any significant revenue from operations, nor do we expect to in the foreseeable future. Loss from operations increased from US$1,000.00 for the year ended December 31, 1997, to US$10,797 for the year ended December 31, 1998, to $4,201,051 for the year ended December 31, 1999, and to US$816,870 for the eleven month period ended November 30, 2000. Our losses from September 13, 1993 (inception), to November 30, 2000, were $5,029,718. Such losses were due primarily to the write-off of URL acquisitions costs a well as the write-down of URL's, the write-down of the technology license, payment of consulting fees, management fees, and payment of fees for investor relations.

In order to address the going concern problem discussed in our financial statements, we will require additional cash. We will also require additional cash to implement our business strategies, including cash for:

o        payment of increased operating expenses, and

o further implementation of those business strategies. No assurance can be given, however, that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy our cash requirements needed to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our results of operations and financial condition and could severely threaten our ability to operate as a going concern.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

We anticipate that we will need to raise additional capital within the next 12 months in order to continue as a going concern. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not available within the next 12 months, we may be required to curtail our operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our assets that we would not otherwise relinquish.

We do not anticipate any material expenditures within the next 12 months that will affect our liquidity. We do not anticipate any significant research and development within the next 12 months, nor do we anticipate that we will lease or purchase any significant equipment within the next 12 months. We do not anticipate a significant change in the number of our employees within the next 12 months. We are not aware of any material commitment or condition that may affect our liquidity within the next 12 months.

We anticipate that we will begin to realize a positive revenue stream beginning in or about the third quarter of 2001, as a result of the activities of our subsidiary, CardStakes.com, Inc. Specifically, as a holder of 59% of CardStakes.com's issued and outstanding stock, we believe that CardStakes.com, Inc.'s greeting card/scratch and win business, having completed its beta testing, will generate a positive revenue stream for us.

         Exercise of Warrants.
         --------------------
For the period beginning January 1, 2000, and ending November 30, 2000, a total of 1,170,000 warrants were exercised at a price of $0.25 per share. For further details, please refer to Item 13.

         Credit Card Processing.
         ----------------------
In or about December, 1999, we were approached by a number of clients looking for credit card processing sources. Because we had decided to focus on our "Internet" activities, we agreed in late December of 1999, to utilize our merchant account, beginning in early January 2000, to generate revenue from credit card processing. We made an offer whereby we would charge a 15% to 20% transaction fee on all approved credit card transactions as well as a 15% reserve to accommodate any charge backs and to minimize the element of risk to any possible reversals. This 15% reserve is a 6-month revolving reserve whereby the 1st month reserves (total of reserves held from day 1 to day 30/31 inclusive) are paid out in 6 months plus 1 day.

Furthermore, all approved credit card transactions are totaled on a daily basis. These daily totals are accumulated for payment on a weekly basis. Payment for Week One's approved credit card transactions are made on Friday of Week Four, a three-week hold back.

In or around November 2000, we began to receive a significant number of charge backs from our clients and the reserves held back were eliminated. On November 8, 2000, we were notified by MPact Immedia Transaction Services Ltd. ("MPact") that MPact was terminating our processing activities and in response, we instructed our clients that we would no longer be processing their transactions. We ceased all credit card processing activities for a period of six months to allow for any further charge backs. We do not know when, or if, we will resume our credit card processing services.

For the eleven months ending November 30, 2000, we retained $116,675 in transaction fees, net of charge backs.

ITEM 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
-------------------------------------------------------

Changes in Registrant's Certifying Accountant pursuant to Item 304 (A) of Regulation S-B:
-------------------------------------------------------

On May 17, 2000, we decided to terminate our relationship with our principal independent accountant, James E. Slayton, CPA. The decision to change accountants was approved by our Board of Directors. On June 13, 2000, a Statement of Claim, on behalf of the Company as Plaintiff, was filed in District Court, Clark County, Nevada and served on James E Slayton, Carolyn Slayton, and Dianne Bennitt as co-defendants. Our lawsuit contained the following allegations: (i) First Cause of Action - Damages for Negligence; (ii) Second Cause of Action - Damages for Deceit; (iii) Third Cause of Action - Breach of Contract; (iv) Fourth Cause of Action - Fraud; and (v) Fifth Cause of Action - Negligent Misrepresentation of Fact.

On or about May 4, 2001, we dismissed without prejudice, the lawsuit against Mr. Slayton. On May 17, 2000, we engaged the firm of Schvaneveldt & Company, 275 East South Temple Street, Suite 300, Salt Lake City, Utah 84111 as our new principal accountant. On or about September 9, 2000, our auditor, Darrell Schvanaveldt, passed away suddenly.

On or about September 21, 2000, Labonte & Co., chartered accountants, executed an engagement letter agreeing to act as our auditors. Laborte & Co. are our current auditors.

ITEM 9.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
---------------------------------------------------------------------

Our directors and principal executive officers are as specified on the following table:

======================================= =========== ========================== ===============================
Name and Address                            Age     Position                   Term as Director
--------------------------------------- ----------- -------------------------- -------------------------------
Robert Klein                                 53     President and a Director   From March 16, 2001 to present
4540 Woodgreen Place
West Vancouver, British Columbia
Canada V75 2V6
--------------------------------------- ----------- -------------------------- -------------------------------
Robert Waters                                51     Director                   From March 30, 2001 to present
945 Marine Drive, Suite 911
West Vancouver, British Columbia
 V7T 1A8
--------------------------------------- ----------- -------------------------- -------------------------------
Ferdinand Marehard                           72     Secretary/Treasurer        From October, 1998 to present
1270 Robson Street, Suite 406                       and Director
Vancouver, British Columbia V6E 3Z6
======================================= =========== ================================ =========================


Robert Klein is our President and a member of our Board of Directors. Mr. Klein graduated in 1971 from the University of Waterloo with a degree in Applied Math. Mr. Klein belongs to the Fellow of Canadian Securities Institute. From October 6, 1972 to May 30, 1982, Mr. Klein was a Vice President of Corporate Finance at Bond Street International Securities. From June 1, 1982 to January 31, 1988, he was on the Board of Directors of Yorkton Securities. From February 1, 1988 to January 31, 1989, he was on the Board of Directors of First Vancouver Securities. From February 1, 1989 to January 31, 1992, Mr. Klein was a salesman for Georgia Pacific Securities. From February 1, 1992 to the present, Mr. Klein has worked as a self-employed consultant.

Robert Waters is a member of our Board of Directors. In 1978, Mr. Waters graduated from the University of British Columbia in Vancouver with a degree in Political Science. In 1982, Mr. Waters graduated from York University in Toronto, Canada with a Masters in Business Administration. He also achieved a two-year course in Finance and Investment at Vancouver City College. From July 1982 to December 1982, Mr. Waters was a personal financial planner for Executive Financial Services, a financial planning firm. From January 1983 to September 1983, he was a manager at Nyco Group of Companies. From January 1984 to March 1984, he was a consultant with George S. May International, a management consulting firm. From April 1984 to September 1984, Mr. Waters was a Vice President at Globe Business Consultants, a management consulting firm. From November 1984 to March 1988, Mr. Waters was a stock broker for Levesque Securities National Bank Financial, a brokerage firm. From March 1985 to October 1988, he was an instructor at The Canadian Securities Institute, a firm which provided licensing for stock brokers. From May 1985 to February 1987, Mr. Waters was an instructor on taxation and personal financial planning at Langara College. From March 1988 to November 1988, he was a stockbroker for Davidson Partners, a brokerage firm. From December 1988 to November 1989, he was a stockbroker for Pacific International Securities, a brokerage firm. From December 1989, to September 1998, Mr. Waters was a stock broker for Georgia Pacific Securities, a brokerage firm. From September 1998 to July 1999, he provided consulting services to Business Development, a business consulting firm. From September 1999 to September 2000, he provided Las Vegas from home.com services related to public and broker relations and financial analysis. From March 2000 to the present, Mr. Waters has been the President of Global Performance Capital, an investor relations firm. From September 2000 to the present, Mr. Waters has been the President of ASDAR Group.

Ferdinand Marehard is our Secretary, Treasurer and a member of our Board of Directors. Mr. Marehard was the president of West-Mar Resources Ltd. ("West-Mar") from 1984 through 1994, during which time he managed West-Mar's participation in various foreign and domestic gas and oil leases. In 1985, Mr. Marehard managed West-Mar's participation in the development of six gas wells in Indiana, and also participated in negotiations for the acquisition of a 1,200,000 acre oil concession in Liberia, West Africa. In 1986 he acquired, on behalf of West-Mar, a 5% working interest on 40,000 acres in Adams County, Indiana. From 1990 through 1994 he participated in drilling and developing a horizontal well and in waterflood oil production in Texas.

He also acquired, on behalf of West-Mar, 17,000 acres of gas and oil leases in the state of Washington. From 1975 through 1981 Mr. Marehard was the president of Hesca Resources Corp., Ltd.; from 1982 through 1984 he was the president of Demus Petro Corporation; and from 1979 through 1984 he was the president of Mar-Gold Resources, Ltd. These entities participated in the oil and gas industry and the mining industry. During this period, Mr. Marehard had a broad range of management duties for these companies, including oversight of drilling and production of oil wells in Kentucky, Texas and Utah. He also negotiated the acquisition of several properties in the Greenwood-Grandforks gold camp and negotiated financing for the various company operations. Mr. Marehard has experience in prospecting, including examination of property in the field. He has supervised placer gold leases in the Yukon and has identified and negotiated for silver, lead, zinc and copper bearing property on Vancouver Island, British Columbia. He has experience in mining and exploration for precious and base metals in British Columbia, the Yukon, the Northwest Territories and the United States.

None of the above listed persons share any familial relationship. Other than the persons listed above, there are no significant employees expected by us to make a significant contribution to our business. All of our directors serve until the next annual meeting of stockholders. Our executive officers are appointed by our Board of Directors and serve at the discretion of our Board of Directors.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Klein, Mr. Waters or Mr. Marehard from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft, nor are Mr. Klein, Mr. Waters, or Mr. Marehard the officers or directors of any corporation or entity so enjoined.

In or around October 1997, Rising Phoenix, of which Mr. Klein is an officer, director and shareholder, was the subject of an investigation by the Vancouver Stock Exchange. Rising Phoenix withdrew its listing from the Vancouver Stock Exchange and there was no final adjudication of the matter. However, the Vancouver Stock Exchange did decree that the current officers of Rising Phoenix were unacceptable.

Mr. Waters was investigated by the Disciplinary Executive Committee of the Vancouver Stock Exchange which concluded that Mr. Waters was responsible for a securities infraction while working for Pacific International Securities. Specifically, The Committee determined that Mr. Waters had entered into an improper financial deal with his client.

Transactions with Promoters.
---------------------------
On January 28, 2000, we entered into an agreement with Bisell Investments, Inc. ("Bisell"), with a 2-year term, whereby Bisell agreed to provide us with investor relation services for five (5) years in exchange for 350,000 shares of our common stock.

On January 28, 2000, we entered into an agreement with Palisades Financial Ltd. ("Palisades"), with a 5-year term, whereby Palisades agreed to provide us with investment banking services for two (2) years in exchange for 350,000 shares of our common stock.

ITEM 10. EXECUTIVE COMPENSATION - REMUNERATION OF DIRECTORS AND OFFICERS.
------------------------------------------------------------------------

Executive Compensation. Specified below, in tabular form, is the aggregate annual remuneration of our Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of our last completed fiscal year. Our officers are reimbursed for expenses incurred on our behalf.

As of November 30, 2000, we had paid Jack Sha, our former President and director, compensation in the following amounts:

====================== =========================== =============================
Name of Individual or  Capacities in which             Aggregate Remuneration
Identity of Group      Remuneration was received     For 1998 For 1999 For 2000
---------------------- --------------------------- -----------------------------
Jack Sha               (former) President              $0.00 $9,200 $21,084.00
====================== =========================== =============================

No other officers or directors received compensation.

Directors' Compensation. Our directors do not receive compensation in their capacities as directors. However, our directors are reimbursed for expenses incurred on behalf of us.

ITEM 11. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT.
---------------------------------------------------------------

Security Ownership of Certain Beneficial Owners. The following are persons, other than directors and officers, who are beneficial owners of 5% or more of our issued and outstanding common stock as of November 30, 2000:

------------------ ----------------------------------------- ---------------------- -----------------
Title of Class     Name of Beneficial Owner                  Amount and Nature of   Percent of Class
--------------     ------------------------                                         ----------------
                                                             Beneficial Owner
------------------ ----------------------------------------- ---------------------- -----------------
Common Stock       Compte De Sierge                                5,560,000              17.6%
                   Accomodative Corp.(1)
                   34-20 Calle 34
                   (Corp/Res/42899)
                   Panama 5, Rep of Panama
------------------ ----------------------------------------- ---------------------- -----------------
Common Shares      Rising Phoenix Development Group, Ltd.          3,800,000             12.29%
                   409 Granville Street, Suite 304
                   Vancouver, British Columbia V6C 1T2
------------------ ----------------------------------------- ---------------------- -----------------
Common Stock       CEDE & Co.                                      16,789,875             53.1%
                   The Depository Trust Co.
                   P.O. Box 222 Bowling Green Station
                   New York, New York 10274
------------------ ----------------------------------------- --------------------- ------------------

(1) The beneficial owner of Compte De Sierge is Mario Vargas Barguil, Esq. Mr. Barguil's address is Ingram, Carles Orillana y Guardia, Edifico Marbella Tower II, Calle 54 Obarrio, Planta Baja, Local #2, Panama City, Panama.

(b) Security Ownership by Management. As of November 30, 2000, none of our directors and principal executive officers beneficially owned any of our common stock.

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
-------------------------------------------------------

Rising Phoenix Development Group Ltd.
------------------------------------
The share certificate representing the shares owned by Rising Phoenix has not been delivered to Rising Phoenix because the management of Rising Phoenix stated that they intended to redistribute the 3,800,000 shares to Rising Phoenix's shareholders. In this regard, Rising Phoenix requested that we retain the share certificate until a Registration Statement registering those shares is filed and becomes effective.

As specified above, on January 15, 1999, we signed a letter of intent to acquire all of the corporate assets of Rising Phoenix Development Group, Ltd. (previously defined as "Rising Phoenix") in exchange for 3,800,000 shares of our common stock and seventy-five thousand dollars (US$75,000).

The President and a shareholder of Rising Phoenix, Robert Klein, was appointed to our Board of Directors on February 1, 1999. Mr. Klein resigned from our Board of Directors early in March 1999, citing personal reasons. On March 16, 2001. Mr. Klein was again appointed to our Board of Directors and became our President shortly thereafter.

         Allstar Energy Limited.
         ----------------------
Mr. Dan Drobot, the authorized signatory and agent representing Allstar Energy Limited, is also the authorized signatory and agent representing Jord-Ash Enterprises Ltd., our former joint venture partner in the Alberta Gas Project. Mr. Drobot initiated and finalized the sale of our interest in the Alberta Gas Project to Allstar Energy Limited.

         ASDAR Group , LAK Ranch Oil Project in Wyoming.
         ----------------------------------------------
Jack Sha, our former President and director, was nominated and appointed to the Board of Directors of ASDAR Group, ("Asdar") on March 17, 2000. Jack Sha did not take part in the vote by Asdar's Board of Directors to accept or reject the acquisition of the LAK Ranch Oil Project from us. We share office space with Asdar. Robert Klein, our current President and a member of our Board of Directors, is a member of Asdar's Board of Directors.

         CardStakes.com.
         --------------
As of November 30, 2000, we had advanced a total of US$612,285.47 to our subsidiary CardStakes.com to pay for operating expenses. We have not yet negotiated repayment terms. However, we anticipate that repayment of such funds will be contingent on CardStakes.com's results of operations. The outstanding amount due to us bears no interest.

         Cardstakes.com - Anti-Dilution Provision.
         -----------------------------------------
In anticipation of the issuance of shares pursuant to the license agreement we entered into with our subsidiary, CardStakes.com, CardStakes.com amended its Articles of Incorporation to include an Anti-Dilution Provision providing for the continuous and nondilutable 51% ownership of CardStakes.com by us. In September 1999, CardStakes.com that the Anti-Dilution Provision would be removed from CardStakes.com's Articles of Incorporation. As consideration for the removal of the Provision, CardStakes.com agreed to issue us 2,000,000 shares of its common stock. On September 10, 1999, CardStakes.com's then President and Secretary executed a Certificate of Amendment to CardStakes.com's Articles of Incorporation removing the Anti-Dilution Provision.

         Holm Investments Ltd & R. Angelo Holmes.
         ---------------------------------------
We have the following relationships with R. Angelo Holmes, the beneficial owner of Holm Investments Ltd. ("Holm"):

o Holm provided management consulting services to us for which we issued Holm 600,000 shares of our common stock. Specifically, Holm advised us on money management and asset acquisition. We valued those services at US$216,000.00.
o        We purchased URL's from both Holm Investments Ltd. and R. Angelo
         Holmes.
o        We lease office space from Holm.
o We issued options to R. Angelo Holmes to purchase 300,000 shares of our common stock.

         May Joan Liu.
         ------------
We have the following relationships with May Joan Liu:

o May Joan Liu provided consulting services to us for which we issued to May Joan Liu 250,000 shares of our common stock. Specifically, May Joan Liu advised us on financial matters, marketing and promotion of our websites and assistance in public relations. We valued those services at US$65,000.00.
o        We purchased URL's from May Joan Liu.
o We issued options to May Joan Liu to purchase 600,000 shares of our common stock.

Future  Related  Party  Transactions.
-------------------------------------
Although we have not yet formally adopted a policy for the resolution of conflicts regarding related party transactions, we do anticipate that we will fully disclose any and all related party transactions, including, but not limited to,

o        disclosing such transactions in prospectus' where required;
o disclose in any and all filings with the Securities and Exchange Commission, where required;
o        obtain uninterested directors consent;
o obtain shareholder consent where required; and (v) take any and all other action required by relevant law and /or our governing documents

Item 13. RECENT SALES OF UNREGISTERED SECURITIES.
------------------------------------------------

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

         Sale of our Common Stock pursuant to Rule 504.
         ---------------------------------------------
On December 31, 1998, we commenced an offering of shares of our common stock in reliance on an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to Section 3(b). We relied on Rule 504 of Regulation D because although at the time of the offering we were a development stage company, we did have a specific business plan to pursue interests in revenue producing activities such as the production of oil and gas and, later, Internet-related activities. We sold a total of 7,127,500 shares of our common stock pursuant to that offering, all of which were purchased prior to April 6, 1999. The aggregate offering price was $1,000,000. None of the purchasers of shares pursuant to this offering were insiders. We were able to rely on Rule 504 of Regulation D because the offering met all of the requirements of such rule. Gross proceeds from the offering were US$1,000,000 in cash. The following chart contains the information on the purchasers of shares pursuant to our offering:

----------------------- -------------------- ---------------------- ----------------------------------------
     Date Issued          Purchase Price           Number of                        Issued To
                                                 Shares Issued
----------------------- -------------------- ---------------------- ----------------------------------------
                                                                            YENN Asset Management
        Jan 12                 $0.08               1,000,000            Buckingham Square, Penthouse
                                                                       Seven Mile Beach, West Bay Road
                                                                      Grand Cayman, Cayman Islands BWI
----------------------- -------------------- ---------------------- ----------------------------------------
        Jan 15                 $0.08               1,000,000                  Astrid Willemsen
                                                                             165 Alexandra Blvd.
                                                                          Toronto, Ontario M4R 1M3
----------------------- -------------------- ---------------------- ----------------------------------------
        Jan 15                 $0.15                100,000                    Michele Kosich
                                                                             801 Caledonia Road
                                                                          Montreal, Quebec H3R 2V2
----------------------- -------------------- ---------------------- ----------------------------------------
        Jan 15                 $0.25                40,000                     Michele Kosich
                                                                             801 Caledonia Road
                                                                          Montreal, Quebec H3R 2V2
----------------------- -------------------- ---------------------- ----------------------------------------
        Jan 15                 $0.15                100,000                     Larry Fisher
                                                                       103 Montevista Dollard Des Ormameux
                                                                            Montreal, Quebec H9B 2Z7
----------------------- -------------------- ---------------------- ----------------------------------------
        Feb 3                  $0.08                500,000                 Inter Orient Investments
                                                                          Buckingham Square, Penthouse
                                                                         Seven Mile Beach, West Bay Road
                                                                        Grand Cayman, Cayman Islands BWI
----------------------- -------------------- ---------------------- ----------------------------------------
        Feb 16                 $0.08                500,000                    Mo Ching Chan
                                                                            No. 7 Factory Street
                                                                               Block B, Flat A
                                                                              Hong Kong, Kowloon
----------------------- -------------------- ---------------------- ----------------------------------------
        Feb 17                 $0.25                75,000                      Jeff Shear
                                                                             478 Spadina Road
                                                                          Toronto, Ontario M5P 2W8
----------------------- -------------------- ---------------------- ----------------------------------------
        Feb 18                 $0.10                500,000                   Inter Orient Investments
                                                                            Buckingham Square, Penthouse
                                                                           Seven Mile Beach, West Bay Road
                                                                          Grand Cayman, Cayman Islands BWI
----------------------- -------------------- ---------------------- ----------------------------------------
        Feb 26                 $0.20                250,000                      Marcel Anakotta
                                                                           Suite 103-7700 Francis Road
                                                                           Richmond, British Columbia
----------------------- -------------------- ---------------------- ----------------------------------------

----------------------- -------------------- ---------------------- --------------------------------------------------
        Feb 26                 $0.10                500,000                          David Langlands
                                                                                    7101 Blake Drive
                                                                             Delta, British Columbia V4H 2W5
----------------------- -------------------- ---------------------- --------------------------------------------------
        Mar 5                  $0.15                150,000                            Diane Ives
                                                                                 #902-2040 Nelson Street
                                                                           Vancouver, British Columbia V6G 1N5
----------------------- -------------------- ---------------------- --------------------------------------------------
        Mar 5                  $0.25                350,000                            Diane Ives
                                                                                 #902-2040 Nelson Street
                                                                           Vancouver, British Columbia V6G 1N5
----------------------- -------------------- ---------------------- --------------------------------------------------
        Mar 10                 $0.15                250,000                          Marcel Anakotta
                                                                               Suite 103-7700 Francis Road
                                                                               Richmond, British Columbia
----------------------- -------------------- ---------------------- --------------------------------------------------
        Mar 15                 $0.20                250,000                        Coral Cove Partners
                                                                                5196B Lake Catalina Drive
                                                                                Boca Raton, Florida 33496
----------------------- -------------------- ---------------------- --------------------------------------------------
        Mar 22                 $0.22                500,000                       YENN Asset Management
                                                                              Buckingham Square, Penthouse
                                                                             Seven Mile Beach, West Bay Road
                                                                            Grand Cayman, Cayman Islands BWI
----------------------- -------------------- ---------------------- --------------------------------------------------
        Mar 22                 $0.22                500,000                     Inter Orient Investments
                                                                              Buckingham Square, Penthouse
                                                                             Seven Mile Beach, West Bay Road
                                                                            Grand Cayman, Cayman Islands BWI
----------------------- -------------------- ---------------------- --------------------------------------------------
        Mar 22                 $0.22                162,500                            Diane Ives
                                                                                 #902-2040 Nelson Street
                                                                           Vancouver, British Columbia V6G 1N5
----------------------- -------------------- ---------------------- --------------------------------------------------
        Mar 22                 $0.22                200,000                          David Langlands
                                                                                    7101 Blake Drive
                                                                             Delta, British Columbia V4H 2W5
----------------------- -------------------- ---------------------- --------------------------------------------------
        Mar 22                 $0.22                200,000                           Mo Ching Chan
                                                                                  No. 7 Factory Street
                                                                                     Block B, Flat A
                                                                                   Hong Kong, Kowloon
----------------------- -------------------- ---------------------- --------------------------------------------------

The offering price for our shares of common stock was arbitrarily established by us and had no relationship to assets, book value, revenues or other established criteria of value. The shares were sold at varying prices depending on what each individual investor agreed to pay. We believed those prices were the prices that the market would bear. The total number of purchasers was eleven (11). Proceeds from the 504 offering were used for, among other purposes, working capital, including legal fees; office equipment and office expenses; and to finance our various acquisition contracts.

         Principal Shares.
         ----------------
On January 6, 1999, we issued 600,000 shares of our common stock for cash. Jack Sha, President and director, purchased 300,000 shares and Ferdinand Marehard, our Secretary, Treasurer and director, purchased 300,000 shares. Mr. Sha and Mr. Marehard both paid $0.01 per share. Those shares were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulation S of the Act promulgated by the Securities and Exchange Commission. Specifically, the issuances were made to "non-U.S. persons outside of the United States of America" as that is defined under applicable state and federal securities laws. The proceeds to us were US$6,000.00. Such proceeds were used for working capital.

         Rising Phoenix's LAK Ranch Oil Project.
         --------------------------------------
On January 6, 1999, we issued a total of 800,000 shares of our common stock for services rendered by Jeff Shear and Frank Cecchin. Mr. Shear received 400,000 shares and Mr. Cecchin received 400,000 shares. Specifically, Mr. Shear and Mr. Cecchin were compensated for their efforts in securing the transaction with Rising Phoenix. Mr. Shear and Mr. Cecchin made the initial contact with Rising Phoenix and initially assisted us in negotiating the transaction. Those shares were issued in reliance upon an exemption from registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulation S of the Act. Specifically, the issuances were made to "non-U.S. persons outside of the United States of America" as that is defined under applicable state and federal securities laws. We valued those services at US$240,000.00.

         Money Management & Asset Acquisition.
         ------------------------------------
On January 28, 1999, we issued 600,000 shares of our common stock to Holm Investments Ltd. ("Holm") as compensation for consulting services rendered. Specifically, Holm advised us on money management and asset acquisition. Those shares were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulation S of the Act and promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside of the United States of America" as that is defined under applicable state and federal securities laws. We valued those consulting services at US$216,000.00.

         Asset Acquisition.
         -----------------
On February 26, 1999, we issued 500,000 shares of our common stock for consulting services rendered by Joe Beyrouti. Specifically, the shares were issued as compensation to Mr. Beyrouti for his research on various potential acquisitions for us. Mr. Beyrouti researched potential acquisitions of oil and/or gas producing properties before we decided to shift our focus to Internet-related activities. Those shares were issued in reliance upon an exemption from registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulation S of the Act. Specifically, the issuance was made to a "non-U.S. person outside of the United States of America" as that is defined under applicable state and federal securities laws. We valued those consulting services at US$179,950.00.

         Compte De Sierge's License.
         --------------------------
On April 28, 1999, we issued 400,000 shares of our common stock for consulting services rendered by E-Vista Commerce Ltd., a British Columbia corporation. Specifically, E-Vista Commerce Ltd., assisted in negotiating the Compte Agreement with Compte De Sierge. Those shares were issued in reliance upon an exemption from registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulation S of the Act. Specifically, the issuance was made to a "non-U.S. person outside of the United States of America" as that is defined under applicable state and federal securities laws. We valued those consulting services at US$120,000.00.

         Hector Cruz shares.
         ------------------
On June 15, 1999, we issued 20,000 shares of our common stock for services rendered by Hector Cruz, our transfer agent. Those shares were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 4(2) of the Act and Rule 506 of Regulation D promulgated by the Securities and Exchange Commission pursuant to Section 4(2). We valued those services at US$5,000.00.

         May Joan Liu.
         -------------
On or about June 30, 1999, we issued 250,000 shares of our common stock for consulting services provided by May Joan Liu. Specifically, Ms. Liu assisted us in attempting to locate a joint venture partner for the Wyoming Property project. Those shares were issued in reliance upon an exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. We valued those services at US$65,000.00.

         Warrants.
         ---------
All of the following warrants of the following were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the warrants were issued to "non-U.S. persons outside the United States of America" as that term is defined under applicable federal and state securities laws.

From January 1, 1999 to November 30, 2000, the following warrants were issued:

         YENN Asset Management.
         ---------------------
On April 30, 1999, we issued to YENN Asset Management, a company located in the Cayman Islands, 1,100,000 warrants to subscribe for and purchase one share of our common stock at a purchase price of $0.30 per share. On or about September 15, 1999, YENN Asset Management exercised 100,000 of such warrants at $0.30 per share resulting in gross proceeds to the Company of US$30,000. All unexercised warrants expired by their own terms on October 29, 2000.

         J&S Overseas Holdings Ltd.
         --------------------------
On April 30, 1999, we issued to J&S Overseas Holdings Ltd., a company located in the Cayman Islands ("J&S"), 800,000 warrants to subscribe for and purchase one share of our common stock at a purchase price of $0.30 per share. On July 15, 2000, J&S had exercised all 800,000 warrants at $0.30 per share resulting in gross proceeds of US$210,000.

         J&S Overseas Holdings Ltd.
         --------------------------
On July 15, 1999, pursuant to the URL purchase agreement with J&S we issued to J&S Overseas Holdings Ltd., a company located in the Cayman Islands ("J&S"), 1,000,000 warrants to subscribe for and purchase one share of our common stock at a purchase price of $0.25 per share. As of November 30, 2000, J & S had exercised 860,000 of such warrants for a purchase price of $0.25 per share for a total of US$215,000.00. All of the unexercised warrants expired by their own terms on January 14, 2001.

         Holm Investments Ltd.
         ---------------------
On November 15, 1999, pursuant to the URL purchase agreement with Holm, we issued to Holm Investments Ltd., a company located in British Columbia, Canada ("Holm"), 1,000,000 warrants to subscribe for and purchase one share of the Company's our common stock at a purchase price of $0.25 per share. All of the unexercised warrants expired by their own terms on May 14, 2001. As of November 30, 2000, Holm had exercised 790,000 of such warrants for a purchase price of $0.25 per share for a total of US$197,500.00.

         Rising Phoenix.
         ---------------
Pursuant to the letter of intent entered into between us and Rising Phoenix, we caused our transfer agent to prepare a share certificate representing the 3,800,000 shares due to Rising Phoenix under the letter of intent. Those shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Act as specified by the provisions of section 4(2) of the Act and Rule 506 of Regulation D promulgated.

         Compte De Sierge's License.
         ---------------------------
Pursuant to the terms of the Compte Agreement on June 15, 1999, we issued 3,000,000 shares of our common stock to Compte De Sierge Accomodative Corp., a Panama corporation ("Compte De Sierge"). On November 9, 1999, we issued the final 3,000,000 shares to Compte De Seirge under the Compte Agreement. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. We valued those shares at US$0.50 per share, the market price at the time of the Compte Agreement was executed.

         Cardtek (International) Holdings Ltd.
         -------------------------------------
On November 24, 1999, we issued to CardTek (International) Holdings Ltd., a Gibraltar corporation ("CTek"), 800,000 shares of our common stock pursuant to the URL Purchase Agreement entered into between us and CTek. Those shares were issued in reliance upon an exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. The Company valued the URL's at US$10,000.00.

         Richard Angelo Holmes.
         ---------------------
On November 25, 1999, we issued to Richard Angelo Holmes ("RAHolmes") 250,000 shares of our common stock pursuant to the URL Purchase Agreement entered into between us and RAHolmes. Those shares were issued in reliance upon an exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. We valued the URL's at US$5,000.00.

         Cybermall Consulting Services Ltd.
         ----------------------------------
On November 25, 1999, we issued to Cybermall Consulting Services Ltd., a Bahamian corporation ("Cybermall"), 500,000 shares of our common stock pursuant to the URL Purchase Agreement entered into between us and Cybermall. Those shares were issued in reliance upon an exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. We valued the URL's at US$2,500.00.

         Professional Services.
         ---------------------
On February 24, 2000, we issued to Bisell Investments, Inc. ("Bisell"), 350,000 shares of our common stock in exchange for professional services. Those shares were issued in reliance upon an exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. We valued the professional services at US$297,500.

On February 24, 2000, we issued to Palisades Financial Ltd. ("Palisades"), 350,000 shares of our common stock in exchange for professional services. Those shares were issued in reliance upon an exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. We valued the professional services at US$297,500.

         Options.
         --------
All of the following options were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuances were made to "non-U.S. persons outside the United States of America" as that term is defined under applicable federal and state securities laws.

From January 1, 1999 to December 31, 1999, options were issued to the following individuals or entities:

o On April 23, 1999, we issued 600,000 options to May Joan Liu to purchase our common stock for a purchase price of $.25 per share. The options were issued in exchange for consulting services provided to us by Ms. May Joan Liu. All of the warrants expired by their own terms 18 months from the grant date of April 23, 1999. We valued the consulting services provided by Ms. Liu at US$37,500.00.

o On April 23, 1999, we issued 300,000 options to Mr. R. Angelo Holmes to purchase the Company's $.0001 par value common stock for a purchase price of $.25 per share. The options were issued in exchange for consulting services provided to us by Mr. R. Angelo Holmes. All of the warrants expire by their own terms 18 months from the grant date of April 23, 1999. We valued the consulting services provided by Mr. Holmes at US$18,750.00.

o On April 23, 1999, we issued 300,000 options to Mr. Jack Sha to purchase our common stock for a purchase price of $.25 per share. The options were issued in exchange for services provided to us by Mr. Jack Sha in 1998. All of the warrants expired by their own terms 18 months from the grant date of April 23, 1999. We valued the services provided by Mr. Sha at US$18,750.00.

o On April 23, 1999, we issued 50,000 options to Mr. Ferdinand Marehard to purchase our common stock for a purchase price of $.25 per share. The options were issued in exchange for services provided to us by Mr. Ferdinand Marehard in 1998. All of the warrants expired by their own terms 18 months from the grant date of April 23, 1999. We valued the services provided by Mr. Marehard at US$3,125.00.

o On October 22, 1999, we issued options to Conrado Beckerman to purchase our common stock for a purchase price of $.30 per share. The options were issued in exchange for consulting services provided to us by Mr. Beckerman. Specifically, Mr. Beckerman researched contacts to provide Spanish and Portuguese translation for the CardStakes.com website, researched and provided contacts for potential partners in South America and Uruguay and other website-related services. We valued the services provided by Mr. Beckerman at US$25,000.00. The options expired by their own terms 18 months from the grant date of October 22, 1999.


Item  14.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.
------------------------------------------------------------

Article VII of our Bylaws provides that no officer or director of the Company shall be personally liable for obligations of the Company or for any duties or obligations arising out of any acts or conduct of such an officer or director performed for on behalf of the Company. That Article VII also provides that the Company shall indemnify each officer and director from and against any and all claims, judgments and liabilities by reason of any action taken or omitted to have been taken by him or her as a director or officer, and also provides that the Company shall reimburse each officer and director for all legal and other expenses reasonably incurred in connection with such a claim or liability; provided, however, that such officers and directors shall not be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of such a person's own negligence or willful misconduct.

Moreover, Article Five of the Company's Restated and Amended Certificate of Incorporation filed January 13, 1999 with the Delaware Secretary of State provides, in pertinent part, that our directors shall not be personally liable to the Company or its stockholders for breach of fiduciary duty as a director, except for:

o breach of such director's duty of loyalty to the Company or its stockholders,

o for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law,

o for transactions in which such director derived improper personal benefit, or

o pursuant to the provisions of Section 174 of the General Corporation Law. We anticipate that we will enter into indemnification agreements with each of our officers and directors pursuant to which the Company will agree to indemnify each such officer and director for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such officer and director in connection with any criminal or civil action brought or threatened against such officer or director by reason of such officer or director being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such officer or director must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such officer or director must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

                                   SECTION F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Amendment No. 4 to our Registration Statement on Form 10-SB.

(a)  Index to Financial Statements.                                               Page
                                                                                ---------

1    Consolidated Balance Sheet
     as at December 31, 1999                                                       F-1

2    Consolidated Statements of Operations for the Year Ended
     December 31, 1999                                                             F-2


3    Statement of Changes to Stockholders' Equity for Year Ended
     December 31, 1999                                                              F-3

4    Consolidated Statement of Cash Flows for Year Ended
     December 31, 1999                                                              F-4

5    Notes to Audited Financial Statements                                    F-5 through F-10


6    Consolidated Unaudited Balance Sheet
     as at December 31, 1999 and November 30, 2000                                  F-11

7    Consolidated Unaudited Statements of Operations for Periods Ending
     December 31, 1999, and November 30, 2000                                       F-12

8    Unaudited Statement of Changes to Stockholders' Equity for Period From
     September 13, 1993 (Inception) to November 30, 2000                            F-13

9    Consolidated Unaudited Statement of Cash Flows for Periods Ending
     December 31, 1999, and November 30, 2000                                       F-14

10   Notes to Unaudited Financial Statements                                  F-15 through F-20


                                   SECTION III

A). Copies of the following documents have been filed with Amendment No. 2 to Registration Statement, Form SB, as exhibits:

         Certificate of Incorporation of Power Direct, Inc.

         Certificate of Amendment of Certificate of Incorporation of Power Direct, Inc.

         Amended and Restated Certificate of Incorporation of Power Direct, Inc. (Charter document)

         Bylaws of Power Direct, Inc. (Instrument defining the rights of Security holders)

         Letter of Agreement Between I.T.A. Enterprises, Inc. and Power Direct, Inc.

         Letter of Intent Between Rising Phoenix Development Group Ltd. and Power Direct, Inc.

         Letter of Intent Between LANSource Technologies, Inc. and Power Direct, Inc.



B). Copies of the following documents have been filed with Amendment No. 3 to Registration Statement,
         Form SB, as exhibits:

         Agreement to Sell URL Between the Company and Holm Investments

         Sub-Licensing Agreement Between the Company and CardStakes.com, Inc.

         Asset Purchase and Sale Agreement Between the Company and Rising Phoenix Development Ltd.

         Agreement to Sell URL Between May Joan Liu and the Company

         Agreement to Sell URL Between CardTek (International) Holdings Ltd. and the Company

         Agreement to Sell URL Between R. Angelo Holmes and the Company

         Agreement to Sell URL Between Cybermall Consulting Services Ltd. and the Company

C). Copies of the following documents are filed with this Amendment No. 4 to Registration Statement, Form 10SB, as exhibits:

         Index to Exhibits
         -----------------

         Assignment of Working Interest - Rising Phoenix to the Company               E-1 through E-5

         Asset Purchase and Sale Agreement - Sale of LAK Ranch to ASDAR               E-6 through E-35

         Assignment of Working Interest - the Company to ASDAR                        E-36 through E-41

         Petroleum, Natural Gas and General Rights Conveyance - Sale of
         Alberta Project                                                              E-42 through E-48

         Assignment and Novation Agreement - the Company to Allstar                   E-49 through E-53

         Certificate of Amendment of Articles of Incorporation - Name Change                 E-54

         Warrant Agreement Between the Company and YENN Asset Management              E-55 through E-66

         Warrant Agreement Between Holm Investments Ltd. and the Company              E-67 through E-78

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 4 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on July, 20 2001.

                                     2U Online.com, Inc.,
                                     a Delaware corporation


                                     By:   /s/ Robert Klein
                                     --------------------------------------
                                              Robert Klein
                                     Its:     President

                               2U ONLINE.COM, INC.

                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998





















AUDITORS' REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 LABONTE & CO.
------------------------------------------       1205 - 1095 West Pender Street
 C H A R T E R E D   A C C O U N T A N T S       Vancouver, BC  Canada
------------------------------------------       V6E 2M6
                                                 Telephone      (604) 682-2778
                                                 Facsimile      (604) 689-2778
                                                 Email      rjl@labonteco.com





                                AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Board of Directors of 2U Online.com, Inc. (formerly Power Direct, Inc.)

We have audited the consolidated balance sheet of 2U Online.com, Inc. (a development stage company) as at December 31, 1999 and the consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows and changes in stockholders' equity for the year then ended in accordance with United States generally accepted accounting principles.

The financial statements as at December 31, 1998 and for the year then ended were audited by other auditors who expressed an opinion without reservation in their report dated March 8, 1999.

                                                                 "LaBonte & Co."

                                                           CHARTERED ACCOUNTANTS
Vancouver, B.C.
August 31, 2000 (except for Notes 4 and 11 which are dated September 20, 2000)


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES
REPORTING DIFFERENCES
--------------------------------------------------------------------------------
In the United States, reporting standards for auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company's ability to continue as a going concern. Our report to the directors dated August 31, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

                                                                 "LaBonte & Co."

                                                          CHARTERED ACCOUNTANTS


Vancouver, B.C.
August 31, 2000

                               2U ONLINE.COM, INC.

                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEETS


                                                  December 31,      December 31,
                                                         1999              1998
--------------------------------------------- ---------------- -----------------

                                     ASSETS

CURRENT ASSETS
   Cash                                            $    65,735       $    2,246
   Taxes recoverable                                     1,050                -
   Prepaids and deposits                                70,000                -
   Loan receivable                                      10,000                -
   Due from related party (Note 8)                       2,000                -
---------------------------------------------- ---------------- ---------------

                                                       148,785            2,246

TECHNOLOGY LICENSE (Note 3)                            600,000                -
WEBSITE DEVELOPMENT COSTS                              126,876                -
OTHER INTANGIBLE ASSETS (Note 6)                        35,189                -
FURNITURE AND EQUIPMENT, net of depreciation            27,014                -
DEPOSIT (Note 4)                                       315,000                -
---------------------------------------------- ---------------- ---------------

                                                   $ 1,252,864        $   2,246
============================================== ================ ===============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued liabilities              $    50,300   $       -
   Due to related parties                                          -     13,043
-------------------------------------------------------- ------------ ----------

                                                              50,300     13,043
-------------------------------------------------------- ------------ ----------

NON-CONTROLLING INTEREST (Note 5)                             75,217           -
-------------------------------------------------------- ------------ ----------

STOCKHOLDERS' EQUITY (Note 7)
   Common stock, $.0001 par value,
   100,000,000 shares authorized
   1999 - 25,877,500, 1998 - 6,000,000
   issued and outstanding                                      2,588        600
   Additional paid-in capital                              5,557,585        400
   Deficit accumulated during the development stage      (4,432,826)    (11,797)
-------------------------------------------------------- ------------ ----------

                                                           1,127,347    (10,797)
-------------------------------------------------------- ------------ ----------

                                                         $ 1,252,864  $    2,246
======================================================== ============ ==========








              The accompanying notes are an integral part of these
                        consolidated financial statements

                               2U ONLINE.COM, INC.

                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                             September 13,
                                                          1993 (inception)         Year ended          Year ended
                                                           to December 31,       December 31,  December 31, 1998
                                                                     1999               1999
-------------------------------------------------------- ------------------ ------------------ -------------------

GENERAL AND ADMINISTRATIVE EXPENSES
   Advertising and marketing                                   $    46,757      $      46,757           $       -
   Amortization and depreciation                                     4,768              4,768                   -
   Consulting fees                                                 557,103            557,103                   -
   Investor relations                                               15,772             15,772                   -
   Management fees                                                 247,304            247,304                   -
   Office and general                                               85,203             73,406              10,797
   Professional fees                                                80,619             80,619                   -
   Stock-based compensation                                        253,669            253,669                   -
   Travel and accommodation                                         88,976             88,976                   -
   Wages and benefits                                               12,310             12,310                   -
   Write-off of URL acquisition costs (Note 6)                     662,646            662,646                   -
   Write-down of URLs (Note 6)                                     961,358            961,358
   Write-down of technology license (Note 3)                     1,455,938          1,455,938                   -
   Write-off of other assets                                       145,186            145,186                   -
-------------------------------------------------------- ------------------ ------------------ -------------------

LOSS BEFORE THE FOLLOWING                                        4,617,609          4,605,812              10,797

MINORITY INTEREST IN LOSS FOR THE PERIOD                         (404,761)          (404,761)                   -
-------------------------------------------------------- ------------------ ------------------ -------------------

NET LOSS FOR THE PERIOD                                      $   4,212,848      $   4,201,051         $    10,797
======================================================== ================== ================== ===================




BASIC NET LOSS PER SHARE                                                               $0.2466            $0.0018
================================================================ ============= ================ ==================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                          17,033,246          6,000,000
================================================================ ============= ================ ==================













              The accompanying notes are an integral part of these
                        consolidated financial statements

                               2U ONLINE.COM, INC.

                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

     FOR THE PERIOD FROM SEPTEMBER 13, 1993 (INCEPTION) TO DECEMBER 31, 1999

                                                                                                         Deficit
                                                                                                       accumulated
                                                                                           Additional   during the
                                                                 Number of                  Paid In    development
                                                                  shares       Amount       Capital       stage          Total
-------------------------------------------------------------- ------------- ----------- ------------ ------------- --------------
Balance, September 30, 1993                                          10,000   $     100    $      900    $   (1,000)     $       -

Net loss for the years ended December 31, 1993
through 1997                                                              -           -             -             -              -

July 30,  1998 - changed  from  $.01 par value
 to $.0001  par   value                                                   -         (99)           99             -              -

July 30, 1998 - forward stock split 200:1                         1,990,000         199          (199)            -              -

October 21, 1998 - forward stock split 3:1                        4,000,000         400          (400)            -              -

Net loss for the year ended December 31, 1998                             -           -             -       (10,797)        (10,797)
-------------------------------------------------------------- ------------- -----------  ------------ ------------- --------------

Balance, December 31, 1998                                        6,000,000         600           400       (11,797)        (10,797)

January 6, 1999 - common stock issued for Rising Phoenix            800,000          80       239,920             -         240,000
   finders' fee at $0.30 per share

January 6, 1999 - common stock issued for cash and                  600,000          60       179,940             -         180,000
   management remuneration at $0.30 per share

January  28,  1999 - commons  stock  issued for
  services  at $0.36   per share                                    600,000          60       215,940             -         216,000

February 26, 1999 - common stock issued for services
at $0.3  per share                                                  500,000          50       179,950             -         180,000

April 14, 1999 - common stock issued for cash (net of             7,127,500         713       899,787             -         900,500
  finance fee of $99,500) at $0.08 to $0.25 per share
  Less:  fair value of warrants issued on financing                      -            -      (764,095)            -        (764,095)

April 14, 1999 - warrants issued on financing                            -            -       764,095             -         764,095

April 23, 1999 - stock-based compensation                                -            -       210,706             -         210,706

April 28, 1999 - common stock issued for technology
licence  finder's fee at $0.30 per share                            400,000          40       119,960             -         120,000

June 15, 1999 - common  stock issued for  technology
 license at   $0.30 per share                                     3,000,000         300       899,700             -         900,000

June 15,  1999 - common  stock  issued for  services at $0.25        20,000           2         4,998             -           5,000
per  share

June 30,  1999 - common  stock  issued for  services at $0.26       250,000          25        64,975             -          65,000
per   hare

July 15, 1999 - warrants issued for URL purchase                          -           -       328,858             -         328,858

July 20, 1999 - common stock issued for cash on exercise of
   warrants at $0.30 per share                                      800,000          80       239,920             -         240,000




              The accompanying notes are an integral part of these
                        consolidated financial statements

                               2U ONLINE.COM, INC.

                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

     FOR THE PERIOD FROM SEPTEMBER 13, 1993 (INCEPTION) TO DECEMBER 31, 1999

                                                                                                            Deficit
                                                                                                          accumulated
                                                                                           Additional      during the
                                                                  Number of                  Paid In       development
                                                                   shares       Amount       Capital          stage        Total
-------------------------------------------------------------- ------------- ----------- --------------- --------------- ----------
September 1, 1999 - warrants issued for URL purchase                      -           -       220,146         -             220,146

September 1, 1999 - common stock issued for cash on exercise        100,000          10        29,990         -              30,000
   of warrants at $0.30 per share

October 14, 1999 - common  stock  issued for cash on exercise        40,000           4         9,996         -              10,000
  of  warrants at $0.25 per share

October 22, 1999 - stock-based compensation                               -           -        42,963         -              42,963

November 3, 1999 - common stock issued for cash on exercise         100,000          10        24,990         -              25,000
   of warrants at $0.25 per share

November 9, 1999 - common stock issued for technology             3,000,000         300       899,700         -             900,000
   license at $0.30 per share

November 15, 1999 - common stock issued for cash on exercise        200,000          20        49,980         -              50,000
   of warrants at $0.25 per share

November 19, 1999 - common stock issued for acquisition of          650,000          65       194,935         -             195,000
   URL's at $0.30 per share

November 24, 1999 - common stock issued for acquisition of          800,000          80       239,920         -             240,000
   URL's at $0.30 per share

November 25, 1999 - common stock issued for acquisition of          500,000          50       149,950         -             150,000
   URL's at $0.30 per share

November 25, 1999 - common stock issued for acquisition of          250,000          25        74,975         -              75,000
   URL's at $0.30 per share

November 29, 1999 - common stock issued for cash on exercise         40,000           4         9,996         -              10,000
   of warrants at $0.25 per share

December 6, 1999 - common stock issued for cash on exercise          50,000           5        12,495         -              12,500
   of warrants at $0.25 per share

December 9, 1999 - common stock issued for cash on exercise          50,000           5        12,495         -              12,500
   of warrants at $0.25 per share

Dividends paid                                                            -           -             -        (219,978)     (219,978)

Net loss for the year                                                     -           -             -      (4,201,051)   (4,201,051)
-------------------------------------------------------------- ------------- ----------- -------------- --------------- -----------

Balance, December 31, 1999                                       25,877,500   $   2,588   $  5,557,585   $ (4,432,826)  $ 1,127,347
============================================================== ============= =========== ============== ==============  ===========





              The accompanying notes are an integral part of these
                        consolidated financial statements

                               2U ONLINE.COM, INC.

                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            September 13,
                                                                                     1993
                                                                           (inception) to        Year ended        Year ended
                                                                              December 31,      December 31,      December 31,
                                                                                     1999              1999              1998
-------------------------------------------------------------------------- ---------------- ----------------- -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                                                   $   (4,212,848)  $    (4,201,051)  $       (10,797)
  Adjustments to reconcile net loss to net cash from operating activities:
  - amortization and depreciation                                                    4,768             4,768                 -
  - consulting fees paid for with common shares                                    465,950           465,950                 -
  - management fees paid for with common shares                                    224,000           224,000                 -
  - stock-based compensation                                                       253,669           253,669                 -
  - non-cash component of URL write-down                                         1,179,004         1,179,004                 -
  - write-down of technology license                                             1,455,938         1,455,938                 -
  - minority interest in loss for the period                                      (404,761)         (404,761)                -
-------------------------------------------------------------------------- ---------------- ----------------- -----------------

                                                                                (1,034,280)       (1,022,483)          (10,797)
  - net changes in working capital items                                            24,300            24,300            13,043
-------------------------------------------------------------------------- ---------------- ----------------- -----------------

CASH USED IN OPERATING ACTIVITIES                                              (1,009,980)         (998,183)             2,246
-------------------------------------------------------------------------- ---------------- ----------------- -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Deposit                                                                         (75,000)          (75,000)                 -
  Technology license                                                             (135,938)         (135,938)                 -
  Acquisition of furniture and equipment                                          (31,782)          (31,782)                 -
  Website development costs                                                      (126,876)         (126,876)                 -
  Other intangible assets                                                          (5,189)           (5,189)
  Cash acquired on acquisition of Cardstakes.com, Inc.                            210,000           210,000                  -
-------------------------------------------------------------------------- ---------------- ----------------- -----------------

CASH FLOWS FROM INVESTING ACTIVITIES                                             (164,785)         (164,785)                 -
-------------------------------------------------------------------------- ---------------- ----------------- -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Advances to related party                                                       (57,000)          (70,043)                 -
  Net proceeds on sale of common stock                                           1,297,500         1,296,500                 -
-------------------------------------------------------------------------- ---------------- ----------------- -----------------

CASH FLOWS FROM FINANCING ACTIVITIES                                             1,240,500         1,226,457                 -
-------------------------------------------------------------------------- ---------------- ----------------- -----------------

INCREASE IN CASH AND CASH EQUIVALENTS                                               65,735            63,489             2,246

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                           -             2,246                 -
-------------------------------------------------------------------------- ---------------- ----------------- -----------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                         $  65,735        $   65,735           $ 2,246
========================================================================== ================ ================= =================

Other non-cash transactions - see Notes 3, 4, 5 and 6







              The accompanying notes are an integral part of these
                       consolidated financial statements

--------------------------------------------------------------------------------



                               2U ONLINE.COM, INC.

                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

The Company was incorporated on September 13, 1993 in the State of Delaware as Power Direct, Inc. On January 31, 2000 the Company changed its name to 2U Online.com, Inc to reflect management's decision to shift the Company's focus from oil and gas exploration and development to internet-based business development.

The consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and its subsidiaries are in the development stage, have not generated any revenues or completed development of any commercially acceptable products or services to date and further significant losses are expected to be incurred in developing its business. The recoverability of the carrying value of assets and ability of the Company to continue as a going concern is dependent on raising additional capital and ultimately on generating future profitable operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Principles of Consolidation
The financial statements include the accounts of the Company and its subsidiaries, a 59% interest in Cardstakes.com (incorporated on February 19, 1999), a 100% interest in PD Oil & Gas, Inc., and a 100% interest in Cardstakes.com Enterprises Ltd.

Use of Estimates and Assumptions
Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Technology license
The Company has capitalized the costs of acquiring its technology license from Compte De Sierge Accomodative Corp. (Note 3). At December 31, 1999 the Company recorded an impairment provision of $1,455,938 due to the uncertainty of recoverability of the carrying value. The net carrying value of $600,000 will be amortized over five years on a straight-line basis upon commercial application of the technology.

Website Development Costs
The Company accounts for website development costs in accordance with EITF 00-02 whereby preliminary website development costs are expensed as incurred. Upon achieving technical viability and adequate financial resources to complete development, the company capitalizes all direct costs relating to the website development. Ongoing costs for maintenance and enhancement are expensed as incurred. Capitalized costs will be amortized on a straight-line basis over five years commencing upon substantial completion and commercialization of the website.

Intangible Assets
Intangible assets consist of licence fees and acquisition costs of Universal Resource Locators ("URL's"). The Company reviews the carrying amount of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life with the net carrying value of the asset.

Furniture and Equipment
Furniture and equipment is carried at acquisition cost less accumulated depreciation on a 30% declining balance basis.

2U ONLINE.COM, INC.                                                      Page 2
(formerly Power Direct, Inc.)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)
--------------------------------------------------------------------------------

Foreign Currency Translation
The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Net Loss per Common Share
Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. As of December 31, 1999, there were 1,250,000 exercisable options and 3,900,000 common stock warrants that can be converted into a total of 5,150,000 shares of common stock. As these options and warrants would have an antidilutive effect on the presentation of loss per share, a diluted loss per share calculation is not presented.

Stock-Based Compensation
The Company accounts for stock-based compensation in respect to stock options granted to employees and officers using the intrinsic value based method in accordance with APB 25. Stock options granted to non-employees are accounted for using the fair value method in accordance with SFAS No. 123. In addition, with respect to stock options granted to employees, the Company provides pro-forma information as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option pricing model.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Recent Accounting Pronouncements
On March 31, 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB 25. FIN 44 is generally effective July 1, 2000 with the exception of certain events occurring after December 15, 1998. The Company has not yet determined what impact, if any, the implementation of this standard will have on its financial statements.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives; as either assets or liabilities and measure those instruments at fair value. SFAS 133 is effective for financial statements for fiscal years beginning after June 15, 1999. The Company does not expect that the implementation of this standard will have a material impact on its financial statements.

2U ONLINE.COM, INC.                                                      Page 3
(formerly Power Direct, Inc.)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



NOTE 3 - TECHNOLOGY LICENSE
--------------------------------------------------------------------------------

On April 28, 1999, the Company entered into a licensing agreement ("Compte Agreement") with Compte De Sierge Accommodative Corp., a corporation incorporated in Panama City, Panama ("Compte De Sierge"). Compte De Sierge worked in association with a group of programmers doing business as E-Card. The Compte Agreement specifies, among other things, that the Company will have the worldwide right to utilize and commercially exploit certain software systems and related proprietary technology relating to the operation of the Greeting Card Lotto, hereinafter referred to as "CardStakes.com".

The Compte Agreement provides for three equal cash payments of CDN$100,000 to Compte De Sierge by the Company. The first payment of CDN$100,000.00 was made upon execution of the Compte Agreement. The second payment of CDN$100,000 was made upon completion of the first phase of beta testing of the CardStakes.com software. The third payment was due upon completion of the second phase of testing. On or about August 16, 1999, with the completion of the second phase of testing, the Company requested that Compte De Sierge provide the Company with duplicate copies of all software and files necessary for the operation of CardStakes.com. E-Card had custody and control of those items requested by the Company. On or about August 23, 1999, Compte De Sierge denied the Company's request stating that a conflict among its programmers and E-Card prevented delivery of such items. This denial by Compte De Sierge effectively negated any and all contractual obligations the Company had to Compte De Sierge under the Compte Agreement. On or about August 30, 1999, Compte De Sierge agreed to discontinue any further association or involvement with E-Card. Compte De Sierge also agreed to: (i) assist the Company in retaining new programmers to complete the CardStakes.com website; (ii) revise and amend the April 28, 1999 agreement to reflect the above change; (iii) allow the Company to retain the final CDN$100,000 payment under the Compte Agreement; and (iv) change the title of the agreement to the "Proprietary Technology Usage - License Agreement".

Pursuant to the license agreement the Company issued 6,000,000 shares of its $.0001 par value common stock valued at $.30 per share for a total purchase price of $1,800,000.

The Compte Agreement provides that the Company may grant sub-licenses in the proprietary technology on terms agreeable to Compte De Sierge. On June 15, 1999, the Company and CardStakes.com entered into a sub-licensing agreement whereby CardStakes.com acquired the world-wide exclusive sub-license to produce the Cardstakes.com website using the proprietary technology.

In exchange for the rights in the Compte Agreement, CardStakes.com issued to the Company 9,126,531 shares of CardStakes.com's $.0001 par value common stock representing a 59% controlling interest. Refer to Note 5.

At December 31, 1999 the carrying value of the license was written down to the estimated net realizeable value of $600,000 resulting in a loss of $1,455,938.

NOTE 4 - DEPOSIT
--------------------------------------------------------------------------------

On January 15, 1999, the Company entered into a letter of intent with Rising Phoenix Development Group Ltd. ("Rising Phoenix"), a Canadian corporation, to acquire all the assets of Rising Phoenix, including that corporation's interest in the oil and natural gas rights on 6,360 acres located in the Powder River Basin of eastern Wyoming (the "Wyoming Property"). Such interest included Rising Phoenix's interest in a Joint Venture Contract with Derek Resources Corporation ("Derek Resources"). Under the Joint Venture Agreement, Derek Resources and Rising Phoenix were to jointly develop and operate the Wyoming Property.

The letter of intent specifies that the Company must, among other things, pay Rising Phoenix $75,000 (paid). The letter of intent also specifies that the Company is to issue 3,800,000 shares of its common stock to Rising Phoenix. As of December 31, 1999 these shares had not been issued.

The Company also issued 800,000 common shares valued at $240,000 as a finder's fee in connection with this letter of intent. During February, 2000 the acquisition was completed and the Company issued the 3,800,000 common shares. By agreement dated September 20, 2000 the Company sold all of its interest in the Wyoming Property to Asdar Inc., a public company with a common director for 5,000,000 common shares of Asdar Inc.

2U ONLINE.COM, INC.                                                      Page 4
(formerly Power Direct, Inc.)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998




NOTE 5 - ACQUISITION OF CARDSTAKES.COM
--------------------------------------------------------------------------------

On February 19, 1999, the Company caused PDTech.com, a Nevada corporation, to be formed to carry on the development of the Company's website "cardstakes.com". On June 8, 1999, PDTech.com changed its name to CardStakes.com.

Between June 15, 1999 and July 7, 1999, CardStakes.com issued 9,126,531 shares of its $.0001 par value common stock to the Company pursuant to the licensing agreement between the Company and CardStakes.com. Under the licensing agreement, Cardstakes.com received from the Company the right to utilize and exploit the technology necessary to sell greeting cards over the internet. On August 16, 1999, the Company paid a dividend to each of its shareholders entitled to receive dividends by way of a pro-rata transfer from its holdings of one share of CardStakes.com's $.0001 par value common stock for every 8 shares of the Company's $.0001 par value common stock held, resulting in a total of 2,199,779 shares of CardStakes.com's $.0001 par value common stock valued at $219,978 being dividended to the Company's shareholders. Currently, the Company owns a 59% interest in CardStakes.com.

At the time of acquisition, Cardstakes.com had raised start-up capital of $210,000. For accounting purposes the acquisition of Cardstakes.com is deemed a continuation of the Company's business and accordingly the technology license was transferred at carrying value.


NOTE 6 - OTHER INTANGIBLE ASSETS
--------------------------------------------------------------------------------

During the year, the Company acquired Universal Resource Locators ("URL's") as follows:

On July 15, 1999, the Company entered into an Asset Purchase Agreement with J&S Overseas Holdings ("J&S Overseas"), a company indirectly controlled by a shareholder of the Company, to purchase three URL's registered as "superstakes.com", "supercardstakes.com" and "chinastakes.net". In exchange for the three URL's, the Company paid J&S Overseas $200,000 and issued 1,000,000 warrants to J&S Overseas, each of which represents the right to purchase one share of the Company's $.0001 par value common stock at a price of $0.25 per share for a period of two years which were valued at $328,858. To December 31, 1999 390,000 warrants had been exercised and subsequently a further 430,000 were exercised. The Company has only retained "chinastakes.net". For accounting purposes the URL is recorded at the carrying value of the related party vendor of $2,500 and the excess purchase price has been written off.

On September 1, 1999, the Company entered into an Asset Purchase Agreement with Holm Investment Ltd., a Canadian corporation ("Holm"), to purchase from Holm two URL's registered as "E-cardlotto.net" and "cardlotto.net". In exchange for the URL's, the Company agreed to issue Holm 1,000,000 warrants to purchase the Company's $.0001 par value common stock at a purchase price of $0.25 per share. The warrants were valued at $220,146 and are exercisable for a period of two years from the date of issuance. To December 31, 1999 90,000 warrants had been exercised and subsequently a further 700,000 were exercised. At year end the Company wrote down the carrying value of these URL's to their estimated net realizable value of $5,000 resulting in a loss of $215,146.

On November 19, 1999, the Company entered into an Asset Purchase Agreement with May Joan Liu ("MJLiu"), a shareholder of the Company, to purchase three URL's registered as "Thankyou2u.com", "Homeaccents2u.com" and "Necessities2u.com". In exchange for the URL's, the Company issued to MJLiu 650,000 shares of the Company's $.0001 par value common stock. These shares were valued at $.30 per share or $195,000. For accounting purposes the URL's were recorded at the carrying value of the related party vendor of $7,500 and the excess purchase price has been written off. On November 24, 1999, the Company entered into an Asset Purchase Agreement with CardTek (International) Holdings Ltd., a Gibraltar corporation ("CTek") to purchase four URL's registered as "Gaming2u.com", "Weddings2u.com", "Essentials2u.com" and "Theorient2u.com". In exchange for the URL's, the Company issued to CTek 800,000 shares of the Company's $.0001 par value common stock, valued at $0.30 per share or $240,000. At December 31, 1999 these URL's were written down to their estimated net realizable value of $10,000.

2U ONLINE.COM, INC.                                                      Page 5
(formerly Power Direct, Inc.)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



NOTE 6 - OTHER INTANGIBLE ASSETS (con't)
--------------------------------------------------------------------------------

On November 25, 1999, the Company entered into an Asset Purchase Agreement with Richard Angelo Holmes ("RAHolmes") to purchase two URL's registered as "Things2u.com" and "Arrangements2u.com". In exchange for the URL's, the Company issued RAHolmes 250,000 shares of the Company's $.0001 par value common stock, valued at $.30 per share or $75,000. At December 31, 1999 these URL's were written down to their estimated net realizable value of $5,000.
On November 25, 1999, the Company entered into an Asset Purchase Agreement with Cybermall Consulting Services Ltd., a Bahamian corporation ("Cybermall"), to purchase two URL's registered as "Website2u.com" and "Gourmet2u.com". In exchange for the URL's, the Company agreed to issue to Cybermall 500,000 shares of the Company's $.0001 par value common stock, valued at $0.30 per share or $150,000. At December 31, 1999 the Company had abandoned "websites2u.com" and the remaining URL was written down to its estimated net realizable value of $2,500.


NOTE 7 - CAPITAL STOCK
--------------------------------------------------------------------------------

The Company's capitalization is 100,000,000 common shares with a par value of $.0001 per share.

During the year ended December 31, 1999 the Board of Directors authorized the grant of stock options to certain officers, directors and consultants to purchase 1,250,000 common shares at a price of $.25 per share to October 23, 2000 and 250,000 common shares at a price of $.25 per share to April 23, 2001.. As of December 31, 1999 no options had been exercised or forfeited and no options had expired or been exercised.

In addition, warrants are outstanding to purchase 1,000,000 common shares at a price of $.30 per share to October 29, 2000, 610,000 common shares at a price of $.25 per share to July 15, 2000, and 910,000 common shares at a price of $.25 per share to November 15, 2001. Refer to Note 11.

With respect to stock options granted to employees, the following pro-forma information is provided as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option pricing model assuming a dividend yield of 0%, a risk-free interest rate of 5%, an expected life of 1.5 years and an expected volatility of 126%.

                                               1999              1998
                                            -------------- -----------------
     Net loss                                  $4,201,051           $10,797
     Pro-forma stock-based compensation            45,483                 -
                                            -------------- -----------------

     Pro-forma net loss                        $4,246,534           $10,797
                                            ============== =================

     Pro-forma basic net loss per share           $0.2493           $0.0018
                                            ============== =================

NOTE 8 - RELATED PARTY TRANSACTIONS
-------------------------------------------------------------------------------

The Company paid cash and issued common shares to directors for management fees totalling $247,304 for the year ended December 31, 1999. At December 31, 1999, $8,000 is owing to one director which is included in accounts payable.

During the year 250,000 shares valued at $65,000 and 650,000 shares valued at $195,000 were issued to a shareholder and a company indirectly controlled by the shareholder for consulting services and acquisition of URL's.

2U ONLINE.COM, INC.                                                      Page 6
(formerly Power Direct, Inc.)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


NOTE 8 - RELATED PARTY TRANSACTIONS (con't)
--------------------------------------------------------------------------------

During the year the Company acquired 7 URL's from a shareholder and a company indirectly controlled by the shareholder for cash of $450,000, 650,000 common shares and 1,000,000 common share warrants at $.25 per common share.

During the year a company indirectly controlled by a shareholder received $76,585 for consulting and other services and reimbursement of expenses incurred on behalf of the Company.

See also Note 6.


NOTE 9 - INCOME TAXES
--------------------------------------------------------------------------------

There were no temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $1,274,000 at December 31, 1999. These carryforwards will expire, if not utilized, beginning in 2013. The potential tax benefit of these losses has not been recorded as a full deferred tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.


NOTE 10 - COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

Fair Value of Financial Instruments
The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107. Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

Concentration of Credit Risk
The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.


NOTE 11 - SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

The Company issued 3,800,000 shares to Rising Phoenix to acquire the Wyoming Property. Refer to Note 4.

On September 20, 2000, the Company entered into an Asset and Purchase Agreement with ASDAR Group, a Nevada Corporation ("ASDAR"). Pursuant to the Agreement, ASDAR purchased all of the Registrant's title and interest in the Wyoming Property. In exchange, ASDAR issued 5,000,000 of its common stock to the Company, representing approximately a 48% interest in ASDAR. The President and a director of the Company is the Secretary and a director of ASDAR. In addition, a shareholder of the Company was issued 500,000 shares of ASDAR's common stock as a finder's fee for services relating to the agreement.

On February 24, 2000, the Company issued 350,000 shares of the Company's common stock in exchange for investor relations services.

On February 24, 2000, the Company issued 350,000 shares of the Company's common stock in exchange for financial consulting services to a private company indirectly controlled by a shareholder.

The Company issued 1,130,000 shares on the exercise of share purchase warrants at $0.25 per share.

                               2U ONLINE.COM, INC.
                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEETS

                                                                                          November        December 31,
                                                                                          30, 2000               1999
                                                                                         (unaudited)
------------------------------------------------------------------------------------- ---------------- -----------------
                                                            ASSETS
CURRENT ASSETS
    Cash                                                                               $       12,632    $       65,735
    Taxes recoverable                                                                             450             1,050
    Accounts Receivable                                                                         4,857                 -
    Prepaids and deposits                                                                       3,750            70,000
    Loan receivable                                                                            10,000            10,000
    Due from related parties                                                                    2,000             2,000
    Current Portion of Service Contracts (Note 4)                                             208,248                 -
------------------------------------------------------------------------------------- ---------------- -----------------

                                                                                              241,937           148,875
------------------------------------------------------------------------------------- ---------------- -----------------

INVESTMENT IN ASDAR GROUP (Note 3)                                                          1,753,808                 -
SERVICE CONTRACTS (Note 4)                                                                    213,212                 -
TECHNOLOGY LICENSE (Note 5)                                                                   490,000           600,000
FURNITURE AND EQUIPMENT, net of depreciation                                                   29,700            27,014
WEBSITE DEVELOPMENT COSTS                                                                     126,876           126,876
OTHER INTANGIBLE ASSETS (Note 8)                                                               35,189            35,189
INTEREST IN OIL & GAS PROPERTY (Note 6)                                                             -           315,000
------------------------------------------------------------------------------------- ---------------- -----------------

                                                                                       $    2,890,722   $     1,252,864
===================================================================================== ================ =================

                                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                                            $      122,745   $        50,300
   Loans Payable                                                                               35,000                 -
------------------------------------------------------------------------------------- ---------------- -----------------

                                                                                              157,745            50,300
------------------------------------------------------------------------------------- ---------------- -----------------

MINORITY INTEREST                                                                                   -            75,217
------------------------------------------------------------------------------------- ---------------- -----------------

STOCKHOLDERS' EQUITY
   Common stock, $.0001 par value, 100,000,000 shares authorized                                3,160             2,588
      2000 - 31,597,500, 1999 - 25,877,500 issued and outstanding
   Additional paid-in capital                                                               7,979,513         5,557,585
   Deficit accumulated during the development stage                                       (5,249,696)       (4,432,826)
------------------------------------------------------------------------------------- ---------------- -----------------

                                                                                            2,732,977         1,127,347
------------------------------------------------------------------------------------- ---------------- -----------------

                                                                                       $    2,890,722   $     1,252,864
===================================================================================== ================ =================





                   The accompanying notes are an integral part of these consolidated financial statements

                               2U ONLINE.COM, INC.
                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          (unaudited)       (unaudited)          (unaudited)

                                                                        Eleven Months                           September 13,
                                                                               Ended         Year ended      1993 (Inception)
                                                                         November 30,      December  31,       to November 30
                                                                                2000               1999                  2000
-------------------------------------------------------------------- ------------------ ------------------ -------------------
REVENUES
     Processing Fees (Note 8)                                          $       116,675   $              -    $        116,675
     Sale of Oil & Gas Interest                                                 47,302                  -              47,302
     Interest Income                                                               610                  -                 610
-------------------------------------------------------------------- ------------------ ------------------ -------------------
                                                                               164,587                                164,587
-------------------------------------------------------------------- ------------------ ------------------ -------------------

GENERAL AND ADMINISTRATIVE EXPENSES
   Advertising and marketing                                                     8,364             46,757              55,121
   Depreciation and amortization                                               116,545              4,768             121,313
   Consulting fees                                                             142,279            557,103             699,382
   Investor relations                                                          159,958             15,772             175,730
   Management fees                                                              55,028            247,304             302,332
   Office and general                                                           87,195             73,406             172,398
   Professional fees                                                           104,784             80,619             185,403
   Stock-based compensation                                                          -            253,669             253,669
    Travel and accommodation                                                    40,058                                129,034
                                                                                                   88,976
    Wages and benefits                                                          55,028             12,310              67,338
    Website expenses                                                           206,243                  -             206,243
    Write-down of URL acquisition costs                                              -            662,646             662,646
    Write-down of URLs                                                               -            961,358             961,358
    Write-down of technology license                                                 -          1,455,938           1,455,938
    Write-off of other assets                                                        -            145,186             145,186
-------------------------------------------------------------------- ------------------ ------------------ -------------------
                                                                               975,482          4,605,812           5,593,091
-------------------------------------------------------------------- ------------------ ------------------ -------------------

LOSS BEFORE THE FOLLOWING                                                    (810,895)        (4,605,812)         (5,428,504)
EQUITY LOSS FROM ASDAR GROUP                                                  (81,192)                  -            (81,192)
MINORITY INTEREST IN LOSS FOR THE PERIOD                                        75,217            404,761             479,978
-------------------------------------------------------------------- ------------------ ------------------ -------------------

NET LOSS FOR THE PERIOD                                               $      (816,870)   $     (4,201,051)  $      (5,029,718)
==================================================================== ================== ================== ===================

BASIC NET LOSS PER SHARE                                              $       (0.0267)   $        (0.2466)
=================================================================== =================== =================== ==================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                 30,584,536          17,033,246
=================================================================== =================== =================== ==================






              The accompanying notes are an integral part of these
                        consolidated financial statements

                               2U ONLINE.COM, INC.
                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                Eleven Months        Year ended     September 13,
                                                                               ended November      December 31,              1993
                                                                                     30, 2000             1999     (Inception) to
                                                                                 (unaudited)                         November 30,
                                                                                                                             2000
                                                                                                                       (unaudited)
---------------------------------------------------------------------------- ----------------- ----------------- -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                                                      $     (816,870)  $    (4,201,051)  $    (5,029,718)
  Adjustments to reconcile net loss to net cash from operating activities:
  - amortization and depreciation                                                     116,545             4,768           121,313
  - consulting fees paid for with common shares                                        49,582           465,950           515,532
  - management fees paid for with common shares                                             -           224,000           224,000
  - investors relations fees paid for with common shares                              123,958                 -           123,958
  - stock-based compensation                                                                -           253,669           253,669
  - non-cash component of URL write-down                                                    -         1,179,004         1,179,004
  - write-down of technology license                                                        -         1,455,938         1,455,938
  - equity loss from Asdar Group                                                     (81,192)                -           (81,192)
  - minority interest in loss for the period                                         (75,217)         (404,761)         (479,978)
---------------------------------------------------------------------------- ----------------- ----------------- -----------------
                                                                                    (683,194)       (1,022,483)       (1,717,474)
  - net changes in working capital items                                              335,310            24,300           359,610
---------------------------------------------------------------------------- ----------------- ----------------- -----------------

CASH USED IN OPERATING ACTIVITIES                                                   (347,884)         (998,183)       (1,357,864)
---------------------------------------------------------------------------- ----------------- ----------------- -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Deposit                                                                                   -          (75,000)          (75,000)
  Technology license                                                                        -         (135,938)         (135,938)
  Acquisition of furniture and equipment                                              (9,301)          (31,782)          (41,083)
  Website development costs                                                                 -         (126,876)         (126,876)
  Other intangible assets                                                                   -           (5,189)           (5,189)
  Cash acquired on acquisition of Cardstakes.com, Inc.                                      -           210,000           210,000
---------------------------------------------------------------------------- ----------------- ----------------- -----------------

CASH FLOWS USED IN INVESTING ACTIVITIES                                               (9,301)         (164,785)         (174,086)
---------------------------------------------------------------------------- ----------------- ----------------- -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Disposition of furniture and equipment                                              11,582                 -            11,582
  Advances to related party                                                                 -          (70,043)          (57,000)
  Net proceeds on sale of common stock                                                292,500         1,296,500         1,590,000
---------------------------------------------------------------------------- ----------------- ----------------- -----------------
CASH FLOWS FROM FINANCING ACTIVITIES                                                  304,082         1,226,457         1,544,582
---------------------------------------------------------------------------- ----------------- ----------------- -----------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (53,103)            63,489            12,632

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                         65,735             2,246                 -
---------------------------------------------------------------------------- ----------------- ----------------- -----------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                      $        12,632   $        65,735   $        12,632
============================================================================ ================= ================= =================
  Other non-cash transactions - see Note 10




              The accompanying notes are an integral part of these
                        consolidated financial statements

                               2U ONLINE.COM, INC.
                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)
                                   November 30, 2000
-------------------------------------------------------------------------------


NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

The Company was incorporated on September 13, 1993 in the State of Delaware as Power Direct, Inc. On January 31, 2000 the Company changed its name to 2U Online.com, Inc to reflect management's decision to shift the Company's focus from oil and gas exploration and development to internet-based business development.

The consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and its subsidiaries are in the development stage, have not generated any revenues or completed development of any commercially acceptable products or services to date and further significant losses are expected to be incurred in developing its business. The recoverability of the carrying value of assets and ability of the Company to continue as a going concern is dependent on raising additional capital and ultimately on generating future profitable operations.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
Principles of Consolidation
The financial statements include the accounts of the Company and its subsidiaries, a 59% interest in Cardstakes.com (incorporated on February 19, 1999), a 100% interest in PD Oil & Gas, Inc., and a 100% interest in Cardstakes.com Enterprises Ltd.

Use of Estimates and Assumptions
Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Technology license
The Company has capitalized the costs of acquiring its technology license from Compte De Sierge Accomodative Corp. (Note 5). At December 31, 1999 the Company recorded an impairment provision of $1,455,938 due to the uncertainty of recoverability of the carrying value. The net carrying value of $600,000 will be amortized over five years on a straight-line commencing January 1, 2001.

Website Development Costs
The Company accounts for website development costs in accordance with EITF 00-02 whereby preliminary website development costs are expensed as incurred. Upon achieving technical viability and adequate financial resources to complete development, the company capitalizes all direct costs relating to the website development. Ongoing costs for maintenance and enhancement are expensed as incurred. Capitalized costs will be amortized on a straight-line basis over five years commencing upon substantial completion and commercialization of the website.

                               2U ONLINE.COM, INC.
                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)
                                   November 30, 2000
--------------------------------------------------------------------------------
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)
--------------------------------------------------------------------------------

Intangible Assets
Intangible assets consist of licence fees and acquisition costs of Universal Resource Locators ("URL's"). The Company reviews the carrying amount of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life with the net carrying value of the asset.

Furniture and Equipment
Furniture and equipment is carried at acquisition cost less accumulated depreciation on a 30% declining balance basis.

Revenue Recognition
Fees generated from processing credit card transactions are recorded as earned, net of holdback amounts held in reserve. Chargebacks are charged to the holdback account and any excess is charged against revenue. In accordance with SAB 101 the Company records only the net revenues generated from credit card processing.

Foreign Currency Translation
The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Net Loss per Common Share
Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. As of November 30, 2000, there were 250,000 exercisable options and 210,000 common stock warrants that can be converted into a total of 460,000 shares of common stock. As these options and warrants would have an antidilutive effect on the presentation of loss per share, a diluted loss per share calculation is not presented.

Long-term Investments
The Company follows the equity method of accounting for its investments in companies in which it owns more than 20% and less than 50% and over which it exercises significant influence. Under this method, the Company includes its share of th earnings or losses of these affiliated companies. The share of losses for the two months ended November 30, 2000 amounted to $81,192.

Recent Accounting Pronouncements
On March 31, 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB 25. FIN 44 is generally effective July 1, 2000 with the exception of certain events occurring after December 15, 1998. The Company has not yet determined what impact, if any, the implementation of this standard will have on its financial statements

                               2U ONLINE.COM, INC.
                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)
                                   November 30, 2000
-------------------------------------------------------------------------------

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives; as either assets or liabilities and measure those instruments at fair value. SFAS 133 is effective for financial statements for fiscal years beginning after June 15, 1999. The Company does not expect that the implementation of this standard will have a material impact on its financial statements.


NOTE 3 - INVESTMENT IN ASDAR GROUP
--------------------------------------------------------------------------------

On September 20, 2000, the Company entered into an Asset and Purchase Agreement with ASDAR Group, a Nevada Corporation ("ASDAR"). Pursuant to the Agreement, ASDAR purchased all of the Registrant's title and interest in the Wyoming Property. In exchange, ASDAR issued 5,000,000 restricted shares of its common stock to the Company, representing approximately a 48% interest in ASDAR. The President and a director of the Company is the Secretary and a director of ASDAR. In addition, a shareholder of the Company was issued 475,000 shares of ASDAR's common stock as a finder's fee for services relating to the agreement.

The Company accounts for its investment in Asdar Group using the equity method of accounting and the cost of this investment has been recorded at carrying value of the oil & gas properties exchanged for the 5,000,000 common shares.


NOTE 4 - SERVICE CONTRACTS
-------------------------------------------------------------------------------

On January 28, 2000, the Company entered into an agreement with Bisell Investments, Inc., with a 2-year term, whereby Bisell will provide investor relations services to the Company (valued at $297,500) in exchange for 350,000 shares of the Company's common stock.
Also on January 28, 2000, the Company entered into an agreement with Palisades Financial Ltd., with a 5-year term, whereby Palisades will provide investment banking services to the Company (valued at $297,500) in exchange for 350,000 shares of the Company's common stock.
At November 30, 2000 the prepaid portion of the service contracts totaled $421,460.


NOTE 5 - TECHNOLOGY LICENSE
--------------------------------------------------------------------------------

On April 28, 1999, the Company entered into a licensing agreement ("Compte Agreement") with Compte De Sierge Accommodative Corp., a corporation incorporated in Panama City, Panama ("Compte De Sierge"). Compte De Sierge worked in association with a group of programmers doing business as E-Card. The Compte Agreement specifies, among other things, that the Company will have the worldwide right to utilize and commercially exploit certain software systems and related proprietary technology relating to the operation of the Greeting Card Lotto, hereinafter referred to as "CardStakes.com".

The Compte Agreement provides that the Company may grant sub-licenses in the proprietary technology on terms agreeable to Compte De Sierge. On June 15, 1999, the Company and CardStakes.com entered into a sub-licensing agreement whereby CardStakes.com acquired the world-wide exclusive sub-license to produce the Cardstakes.com website using the proprietary technology.

                               2U ONLINE.COM, INC.
                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)
                                   November 30, 2000
-------------------------------------------------------------------------------

In exchange for the rights in the Compte Agreement, CardStakes.com issued to the Company 9,126,531 shares of CardStakes.com's $.0001 par value common stock representing a 59% controlling interest.


NOTE 6 - INTEREST IN OIL & GAS PROPERTY
--------------------------------------------------------------------------------

On January 15, 1999, the Company entered into a letter of intent with Rising Phoenix Development Group Ltd. ("Rising Phoenix"), a Canadian corporation, to acquire all the assets of Rising Phoenix, including that corporation's interest in the oil and natural gas rights on 6,360 acres located in the Powder River Basin of eastern Wyoming (the "Wyoming Property"). Such interest included Rising Phoenix's interest in a Joint Venture Contract with Derek Resources Corporation ("Derek Resources"). Under the Joint Venture Agreement, Derek Resources and Rising Phoenix were to jointly develop and operate the Wyoming Property.

The letter of intent specified that the Company must pay Rising Phoenix $75,000 and issue 3,800,000 shares of its common stock to Rising Phoenix, and issue 800,000 common shares as a finders fee.

By agreement dated October 13, 2000 the Company sold all of its interest in the Wyoming Property to Asdar Group, a public company with a common director for 5,000,000 common shares of Asdar Group


NOTE 7 - CAPITAL STOCK
-------------------------------------------------------------------------------

The Company's capitalization is 100,000,000 common shares with a par value of $.0001 per share.

In 1999 the Board of Directors authorized the grant of stock options to certain officers, directors and consultants to purchase 1,250,000 common shares at a price of $.25 per share to October 23, 2000 and 250,000 common shares at a price of $.25 per share to April 23, 2001. As of November 30, 2000, no options had been exercised or forfeited, 1,250,000 options had expired.

In addition, warrants are outstanding to purchase 210,000 common shares at a price of $.25 per share to November 15, 2001.


NOTE 8 - CREDIT CARD PROCESSING
--------------------------------------------------------------------------------

In mid-August, 1999, the Company had set up a merchant account for the processing of VISA and Mastercard transactions with MPact Immedia Transaction Services Ltd. The Company would be charged a transaction processing fee of 5.75% and a 6-month revolving reserve fund of 10% by MPact.

                               2U ONLINE.COM, INC.
                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)
                                   November 30, 2000
-------------------------------------------------------------------------------

This processing account was set up initially to accommodate the purchase of the Company's Internet Greeting Cards. In early December, 1999, with the management's decision to provide the Company's "Internet" Greeting cards at no cost to the consumer, the processing account was to be utilized solely for the purchase of merchandise from the 2U Online.com cybermall site.

In mid-December, 1999, the Company's management was approached by a number of clients looking for credit card processing sources and the Company's management agreed in late December of 1999, to utilize the Company's merchant account, beginning in early January 2000, to generate revenue from credit card processing. The Company made an offer whereby the above clients would be charged a 15% to 20% transaction fee on all approved credit card transactions as well as a 15% reserve to accommodate any charge backs and to minimize the element of risk to any possible reversals. This 15% reserve is a 6-month revolving reserve whereby the 1st month reserves (total of reserves held from day 1 to day 30/31 inclusive) are paid out in 6 months plus 1 day.

In November 2000, the Company began to receive a significant number of charge backs from its clients and the reserves held back were eliminated. On November 8, 2000 the Company was notified by MPact Immedia Transaction Services Ltd. that it was terminating our processing activities and in turn, the Company instructed its clients it would no longer be processing their transactions. All card processing activities were put on hold for six months to allow for any further charge backs to materialize. The Company does not have a definite date to resume the card processing service.


NOTE 9 - RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

The Company paid cash to directors for management fees totalling $55,027 for the eleven months ended November 30, 2000. At November 30, 2000, $32,000 is owing to one director which is included in accounts payable.

During the eleven months ended November 30, 2000, a company controlled by a significant shareholder received $82,844 for consulting and other services and reimbursement of expenses incurred on behalf of the Company.

At November 30, 2000, an amount of $2,000 is owing from a director.


NOTE 10 - SUPPLEMENTAL CASH INFORMATION
--------------------------------------------------------------------------------

During the period, the Company issued the following shares:

350,000 shares at $.85 per share in exchange for a 2 year investor relations services contract. 350,000 shares at $.85 per share in exchange for a 5 year investment banking services contract. 50,000 shares at $.30 per share in settlement of website costs provided to the Company. 3,800,000 shares at $.40 per share for the acquisition of an interest in the LAK Ranch Property.

NOTE 11 - INCOME TAXES
-------------------------------------------------------------------------------

There were no temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $2,085,000 at November 30, 2000. These carryforwards will expire, if not utilized, beginning in 2013.

                               2U ONLINE.COM, INC.
                          (formerly Power Direct, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)
                                   November 30, 2000
--------------------------------------------------------------------------------

NOTE 12 - COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------

Fair Value of Financial Instruments
The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107. Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

Concentration of Credit Risk
The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.